COMMUNITY
TRICON RESIDENTIAL
Diversity Inclusion Belonging
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MANAGEMENT'S DISCUSSION AND ANALYSIS

for the year ended December 31, 2023

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

Non-IFRS measures

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements and accompanying notes for the year ended December 31, 2023 (the "Consolidated Financial Statements") of Tricon Residential Inc. (“Tricon", "us", "we" or the “Company”), prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“the IASB”) and consistent with the Company's audited annual consolidated financial statements for the year ended December 31, 2022.

The Company has included herein certain non-IFRS financial measures and non-IFRS ratios, including, but not limited to: "proportionate" metrics, net operating income ("NOI"), NOI margin, proportionate same home NOI and NOI margin, funds from operations ("FFO"), core funds from operations ("Core FFO"), adjusted funds from operations ("AFFO"), Core FFO per share, AFFO per share, Core FFO payout ratio, AFFO payout ratio, as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The definition, calculation and reconciliation of the non-IFRS financial measures and the requisite disclosure for non-IFRS ratios used in this MD&A are provided in Section 4 and Appendix A, and the supplementary financial measures which are key performance indicators presented herein are discussed in detail in Section 6.

The non-IFRS financial measures, non-IFRS ratios and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

Forward-looking statements

Certain statements in this MD&A are considered “forward-looking information” as defined under applicable securities laws (“forward-looking statements”). This document should be read in conjunction with material contained in the Company’s current Consolidated Financial Statements along with the Company’s other publicly filed documents. Words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “aim”, “endeavor”, “project”, “continue”, "target" and similar expressions identify these forward-looking statements. Statements containing forward-looking information are not historical facts but instead reflect management’s expectations, intentions and beliefs concerning anticipated future events, results, circumstances, economic performance or expectations with respect to Tricon and its investments and are based on information currently available to management and on assumptions that management believes to be reasonable.

This MD&A includes forward-looking statements pertaining to: anticipated operational and financial performance; the Company’s strategic and operating plans and growth prospects; expected demographic and economic trends impacting the Company’s key markets; project plans, costs, timelines and sales/rental expectations; expected performance fees; future cash flows; transaction and development timelines; anticipated demand for residential real estate; the anticipated growth of the Company's rental businesses; the acquisition of build-to-rent projects; expected future acquisitions, acquisition pace, rent growth, operating expenses, occupancy and turnover rates, and capital expenditure programs for single-family rental homes and multi-family rental apartments; rollout of operations programs and resident betterment programs; debt financing and refinancing intentions; continuing increases in interest rates, inflation and economic uncertainty; the impact and aftermath of the COVID-19 pandemic; the

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

anticipated benefits of the Go-Private Transaction to the Company and its shareholders; shareholder approvals, court approval and required regulatory approvals and other conditions required to complete the Go-Private Transaction; the anticipated timing of the completion of the Go-Private Transaction; future distributions by the Company; and the de-listing of the Common Shares from the TSX and the NYSE and the Company ceasing to be a reporting issuer; and the consequences to the Company and its shareholders if the Go-Private Transaction is not completed. The assumptions underlying these forward-looking statements and a list of factors that may cause actual business performance to differ from current projections are discussed in this MD&A and in the Company’s Annual Information Form dated February 27, 2024 (the “AIF”), which is available under Tricon’s profile on SEDAR+ at www.sedarplus.ca and (as part of its Form 40-F filing) EDGAR at www.sec.gov. The continuing impact and aftermath of COVID-19 on the operations, business and financial results of the Company may cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the Company as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to, the Company’s future growth potential; results of operations; future prospects and opportunities; demographic and industry trends; no change in legislative or regulatory matters; future levels of indebtedness and prevailing interest rates; the tax laws as currently in effect; the continuing availability of capital and suitable acquisition and investment opportunities; current economic conditions including property value appreciation and overall levels of inflation; and the impact and aftermath of COVID-19.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant unknown risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements, including, but not limited to, the failure to obtain necessary approvals or satisfy (or obtain a waiver of) the conditions to closing the Transaction, the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction, the Company or Blackstone’s failure to consummate the Transaction when required or on the terms as originally negotiated, risks related to the disruption of management time from ongoing business operations due to the Transaction and possible difficulties in maintaining customer, supplier, key personnel and other strategic relationships, potential litigation relating to the Transaction, including the effects of any outcomes related thereto, the Company’s ability to execute its growth strategies; the impact of changing conditions in the multi-family housing market; increasing competition in the single-family and multi-family housing market; the effect of fluctuations and cycles in the Canadian and U.S. real estate market; the marketability and value of the Company’s portfolio; the expected future value of the Company's portfolio; changes in the attitudes, financial condition and demand of the Company’s demographic market; rising interest rates and volatility in financial markets; the potential impact of reduced supply of labor and materials on expected costs and timelines; rates of inflation and overall economic uncertainty; developments and changes in applicable laws and regulations; and the impact of COVID-19 on the operations, business and financial results of the Company.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. See the AIF and the continuous disclosure documents referenced in Section 7.7 for a more complete list of risks relating to an investment in the Company and an indication of the impact the materialization of such risks could have on the Company, and therefore cause actual results to deviate from the forward-looking statements.

Certain statements included in this MD&A may be considered a “financial outlook” for purposes of applicable securities laws, and as such, the financial outlook may not be appropriate for purposes other than this document. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions (including those noted above), there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking statements in this MD&A are made as of the date of this document and the Company does not intend to, or assume any obligation to, update or revise these forward-looking statements or information to reflect new information, events, results or circumstances or otherwise after the date on which such statements are made to reflect the occurrence of unanticipated events, except as required by law, including securities laws.

Market and industry data

This MD&A may include certain market and industry data and forecasts obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the industry in which the Company operates (including management’s estimates and assumptions relating to the industry based on that knowledge). Management’s knowledge of the North American residential real estate industry has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes it to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

1.    Introduction

This Management’s Discussion and Analysis (“MD&A”) is dated as of February 27, 2024, the date it was approved by the Board of Directors of Tricon Residential Inc. (“Tricon", “us", “we” or the “Company”), and reflects all material events up to that date. It should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2023 ("Consolidated Financial Statements"), which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The audited annual consolidated financial statements are available on the Company's website at www.triconresidential.com, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and as part of the Company's annual report (Form 40-F) filed on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. Additional information about the Company, including its Annual Information Form, is available on these websites.

The registered office of the Company is at 7 St. Thomas Street, Suite 801, Toronto, Ontario M5S 2B7. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX").

On January 19, 2024, the Company announced that it had entered into an arrangement agreement (the "Arrangement Agreement") under which Blackstone Real Estate Partners X L.P. ("BREP X"), together with Blackstone Real Estate Income Trust, Inc. ("BREIT" and, together with BREP X and their respective affiliates, "Blackstone"), will acquire all outstanding common shares of Tricon, resulting in the privatization of the Company. Refer to Section 3.3 of this document or Note 40 to the consolidated financial statements for details.

All dollar amounts in this MD&A are expressed in U.S. dollars unless otherwise indicated.

1.1    Vision and guiding principles

Tricon was founded in 1988 as a fund manager for private clients and institutional investors focused on for-sale residential real estate development. The pursuit of continuous improvement as well as a desire to diversify and facilitate succession planning drove the Company’s decision to become publicly traded in 2010. While the U.S. for-sale housing industry was decimated in the Great Recession of 2007-2009, Tricon's strong foundation and its leaders' resilience helped it endure the downturn and learn valuable lessons that informed the Company's decision to ultimately focus on rental housing.

In the decade that followed, Tricon embarked on a deliberate transformation away from for-sale housing, which is inherently cyclical, to become a rental housing company that addresses the needs of a new generation facing reduced home affordability and a desire for meaningful human connections, convenience and a sense of community. Today, Tricon provides high-quality, essential shelter to residents. Tricon's business is defensive by design, intended to outperform in good times and perform relatively well in more challenging times.

Tricon was among the first to enter into and institutionalize the U.S. single-family rental industry. Our success has been built on a culture of innovation and a willingness to adopt new technologies to drive efficiencies and improve our residents’ lives. We believe that our ability to bring together capital, ideas, people and technology under one roof is unique in real estate and allows us to improve the resident experience, safeguard our stakeholders’ investments, and drive superior returns.

Tricon strives to be North America’s pre-eminent single-family rental housing company serving the middle-market demographic by owning quality properties in attractive markets, focusing on operational excellence, and delivering an exceptional resident experience. Tricon is driven by its purpose statement - Imagine a world where housing unlocks life’s potential - and encourages its employees to conduct themselves every day according to the following guiding principles:

•Go above and beyond to enrich the lives of our residents

•Commit to and inspire excellence in everything we do

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

•Ask questions, embrace problems, thrive on the process of innovation

•Do what is right, not what is easy

•Elevate each other so together we leave an enduring legacy

Tricon’s guiding principles underpin our business strategy and culture of taking care of our employees first, who in turn are empowered and inspired to provide residents with superior service and to positively impact local communities. When our residents are satisfied, they rent with us longer, treat our properties as their own, and are likely to refer friends and family to become new customers. We have realized that the best way to drive returns for our shareholders and private investors is to ensure our team and residents are fulfilled. This is why Our People and Our Residents are also two of our key sustainability priorities (see Section 1.3).

1.2    Business overview

Tricon is an owner, operator and developer of a growing portfolio of approximately 38,000 single-family rental homes located primarily in the U.S. Sun Belt and multi-family apartments in Canada. The Company also invests in adjacent residential businesses which include residential development assets in the United States and Canada. Through its fully integrated operating platform, the Company earns rental income and ancillary revenue from single-family rental properties, income from its investments in multi-family rental properties and residential developments, as well as fees from managing strategic capital associated with its businesses. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and Canada through our technology-enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential.

As at December 31, 2023, about 97% of the Company’s real estate assets are stabilized single-family rental homes and the remaining 3% are invested in adjacent residential businesses.

(Based on the fair value of single-family homes, equity-accounted investments in multi-family rental properties and Canadian residential developments, Canadian development properties (net of debt) and investments in U.S. residential developments.)

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

Tricon’s single-family rental business

Tricon's U.S. single-family rental strategy targets the "middle-market" resident demographic which consists of over seven million U.S. renter households (source: U.S. Census Bureau). The Company defines the middle-market cohort as those households earning between $75,000 and $125,000 per year and with monthly rental payments of $1,600 to $2,300. These rent levels typically represent approximately 20-25% of household income, which provides each household with meaningful cushion to continue paying rent in times of economic hardship. Conversely, Tricon has the flexibility to increase rents and defray higher operating costs in a stronger economic environment without significantly impacting its residents’ financial well-being. Focusing on qualified middle-market families who are likely to be long-term residents is expected to result in lower turnover rates, thereby reducing turn costs and providing stable cash flows for the Company. Tricon offers its residents economic mobility and the convenience of renting a high-quality, renovated home without costly overhead expenses such as maintenance and property taxes, and with a focus on superior customer service.

In addition to targeting the middle-market demographic, Tricon is focused on the U.S. Sun Belt, which is home to approximately 40% of all U.S. households and is expected to experience population growth in excess of 10% in most markets from 2020 to 2030 (source: The Cooper Center at the University of Virginia, 2018). The U.S. Sun Belt has experienced significant population and job growth over time, driven by a friendly business environment, lower tax rates, enhanced affordability and a warm climate. The Company expects that the de-urbanization and de-densification trends that were accelerated by the COVID-19 pandemic will continue to support these demographic shifts toward our core markets. Furthermore, the Company believes that work-from-home trends and in-migration to the Sun Belt states will likely continue as employers continue to permit more flexible work arrangements and employees gravitate towards more affordable housing markets.

NV
6%
CA
9%
AZ
13%
TX
14%
IN
3%
TN
3%
NC
12%
SC
3%
GA
22%
FL
15%
Projected 2020-2030 population growth*
<10%
10% to 20%
Tricon NOI Concentration**

*Source: The Cooper Center at the University of Virginia

**NOI concentration based on same home single-family rental NOI as of Q4 2023

Tricon is focused on disciplined, long-term growth of its single-family rental home portfolio and has a sophisticated acquisition platform that is capable of deploying large amounts of capital across multiple acquisition channels and markets simultaneously.

In an undersupplied housing market, Tricon also believes in adding to the supply of rental homes and providing accessible housing solutions through its new home growth channels. These include the development of dedicated

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

“build-to-rent” communities and the acquisition of both scattered new homes and completed single-family rental communities directly from homebuilders.

Through its differentiated strategic partnership model, Tricon has demonstrated its ability to raise and deploy third-party capital to accelerate growth, improve operating efficiency, and take development off balance sheet. Partnering with leading global real estate investors, the Company has established complementary single-family rental joint ventures.
(1) As at December 31, 2023, Tricon's unfunded equity commitment to active growth vehicles was approximately $108 million and is expected to be funded over the next two years.

Adjacent residential businesses

Multi-family rental

In Canada, Tricon operates and holds a 20% weighted average ownership interest (based on net asset values) in two Class A rental properties totaling 786 units in downtown Toronto. These properties are managed through Tricon's vertically integrated platform, including local property management employees. Tricon plans to grow the Canadian multi-family rental portfolio as more Class A multi-family rental apartments from the residential development portfolio reach stabilization.

Residential development

Tricon develops new residential real estate properties, predominantly rental housing intended for long-term ownership. Such developments include (i) Class A multi-family rental apartments in Canada, (ii) single-family rental communities in the United States intended to operate as part of the single-family rental portfolio upon stabilization, and (iii) legacy land development and homebuilding projects, predominantly in the United States.

(i) Canadian Class A multi-family rental apartments:

Tricon is one of the most active developers of Class A purpose-built rental apartment buildings in downtown Toronto with seven projects under development and two income-producing properties (Maple House and The Ivy) in the stabilization phase, totaling approximately 4,784 units. Tricon holds a 38% weighted average ownership interest in this portfolio based on net asset values. Tricon holds most of these assets in partnerships with pension plans and strategic partners who have an investment bias towards long-term ownership and stable recurring cash flows. These institutional investors or strategic partners pay Tricon development management fees, asset management fees and possibly performance fees, enabling the Company to enhance its return on investment.

(ii) U.S. single-family rental communities:

The Company's build-to-rent strategy is focused on developing well-designed, dedicated single-family home rental communities, which often include shared amenities such as parks, playgrounds, pools and community gathering spaces. This strategy adds another growth channel to Tricon’s single-family rental business, and leverages the Company’s complementary expertise in land development, homebuilding and single-family rental property

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

management. Once developed and stabilized, these build-to-rent communities will be integrated into the Company’s technology-enabled property management platform. The Company currently has a development pipeline of approximately 2,400 rental homes in 16 communities across the U.S. Sun Belt through its THPAS JV-1 and THPAS Development JV-2 Investment Vehicles.

(iii) U.S. land development and homebuilding:

The Company’s legacy business provides equity or equity-type financing to experienced local or regional developers and builders of for-sale housing primarily in the United States. These investments are typically made through Investment Vehicles that hold an interest in land development and homebuilding projects, including master-planned communities ("MPCs"). Tricon also serves as the developer of certain of its MPCs through its Houston-based subsidiary, The Johnson Companies LP (“Johnson”). Johnson is an integrated development platform with expertise in land entitlement, infrastructure, municipal bond finance and placemaking, and has deep relationships with public and regional homebuilders and commercial developers.

Johnson’s reputation for developing high-quality MPCs is further evidenced by Johnson having two MPCs ranked in the top 50 based on homebuilder sales in 2023 according to RCLCO Real Estate Consulting.

Strategic Capital

Tricon earns fees from managing third-party capital invested in its real estate assets through separate accounts, joint ventures and commingled funds ("Investment Vehicles"). Activities of this business include:

(i) Asset management of third-party capital: Tricon manages capital on behalf of institutional investors, including pension funds, sovereign wealth funds, insurance companies and others who seek exposure to the residential real estate industry. Tricon managed $8.2 billion of Assets Under Management (“AUM”) on behalf of third-party investors (out of total AUM of $16.3 billion) as at December 31, 2023 across its single-family rental, multi-family rental and residential development business segments (refer to Section 6 and Appendix A for further information concerning the Company's AUM). For its services, Tricon earns asset management fees on fee-bearing capital, which totaled $2.6 billion as at December 31, 2023, and periodically earns performance fees when targeted investment returns are achieved.

Tricon manages third-party capital for 12 of the top 100 largest institutional real estate investors in the world (source: "PERE Global Investor 100" ranking, October 2023). In 2023, Tricon ranked 40th globally and second in Canada (compared to 53rd globally and second in Canada in 2022) among global real estate investment managers based on private capital raised over the past five years (source: "2023 PERE 100" manager ranking, June 2023). Within that ranking, Tricon is the largest investment manager exclusively focused on residential real estate.

(ii) Development management and related advisory services: Tricon earns development management fees from its rental development projects in Toronto, which leverage its fully integrated development team. In addition, Tricon earns contractual development fees and sales commissions from the development and sale of single-family lots, residential land parcels, and commercial land within the MPCs managed by its Johnson subsidiary.

(iii) Property management of rental properties: Tricon provides integrated property management services to its entire rental portfolio. The property management business is headquartered in Orange County, California, and provides resident-facing services including marketing, leasing, and repairs and maintenance delivered through a dedicated call center and local field offices. For its services, Tricon earns property management fees, typically calculated as a set percentage of the gross revenues of each property, as well as leasing, construction and acquisition fees.

1.3    Sustainability

Sustainability principles have guided Tricon's history of delivering business excellence since 1988. Tricon remains focused on the following five strategic sustainability priorities:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

Our People: Tricon is committed to engaging, supporting and enriching the lives of its employees so they can thrive and, in turn, take care of our residents and the communities in which we operate. To align our purpose-driven culture with our sustainability strategy, Tricon focuses on: (i) creating an exceptional employee experience by empowering and enabling employees to unlock their potential, (ii) delivering company-wide professional development opportunities that promote high-performing work teams, and (iii) fostering a culture of diversity, inclusion and belonging to increase cognitive diversity and perspective.

Our Residents: Tricon's goal is to build meaningful communities where people can connect, grow and prosper. In that continued effort, Tricon focuses on: (i) providing residents with high-quality housing and best-in-class resident experience, (ii) delivering Tricon Vantage – a market-leading program aimed at providing its U.S. residents with tools and resources to set financial goals and enhance their long-term economic stability, and (iii) giving back to the communities where we operate through our volunteer services and charitable giving programs.

Our Impact: Tricon is committed to making investments and operational decisions that reduce the environmental impact and enhance the sustainability and resource efficiency of our portfolio. The environmental impact portion of our sustainability program focuses on: (i) developing and implementing sustainable methodologies to ensure our investments, developments and renovation projects adhere to our sustainability objectives and commitments, (ii) investigating and investing in new technologies, materials and renovation methods to reduce resource consumption across our real estate portfolio, and (iii) investigating and investing in the reduction of resource consumption across our property management and corporate office operations.

Our Innovation: Tricon is firmly committed to leveraging innovative technologies and housing solutions to drive convenience, connectivity and affordability. Core service offerings are guided by two key desired outcomes: (i) delivering superior service that creates exceptional resident experiences, and (ii) developing offerings that enhance the lives of residents while addressing their housing needs.

Our Governance: Tricon aims to proactively identify, understand and manage the risks to our business while acting in a manner that exemplifies our commitment to ethics, integrity, trust and transparency. Tricon’s sustainability program focuses on the following governance initiatives: (i) maintaining a culture of compliance, integrity and ethics, (ii) embedding a strong risk management culture by setting a foundation for effectively identifying, analyzing and managing material and systemic risks, and (iii) maintaining a diverse Board of Directors composition, in which either gender is represented by one-third of all directors.

Tricon's next annual sustainability report is slated for publication in the spring of 2024. Details of our key sustainability commitments, initiatives, policies and reported performance progress can be found on the Company's website under Sustainability.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

2.    Highlights

The following section presents highlights for the quarter on a consolidated and proportionate basis.

On October 18, 2022, the Company sold its remaining 20% equity interest in its U.S. multi-family rental portfolio, held through Tricon US Multi-Family REIT LLC. In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the Company reclassified the prior-period results and cash flows of Tricon US Multi-Family REIT LLC as discontinued operations separate from the Company's continuing operations.

Core funds from operations ("Core FFO"), Core FFO per share, Adjusted funds from operations ("AFFO"), and AFFO per share are non-IFRS financial measures and non-IFRS ratios as identified in Section 6. The Company uses guidance specified by the National Association of Real Estate Investment Trusts ("NAREIT") to calculate FFO, upon which Core FFO and AFFO are based. The measures are presented on a proportionate basis, reflecting only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests. The Company believes that providing FFO, Core FFO and AFFO on a proportionate basis is helpful to investors in assessing the overall performance of the Company’s business. Note that FFO, Core FFO, Core FFO per share, AFFO and AFFO per share are not meant to be used in measuring the Company's liquidity. See “Non-IFRS measures” on page 1 and Appendix A for a reconciliation to the most directly comparable IFRS measures.

For the periods ended December 31	Three months		Twelve months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2023	2022	2023	2022

Financial highlights on a consolidated basis
Net (loss) income from continuing operations, including:	$(35,470)	$55,883	$121,824	$779,374
Fair value gain on rental properties	2,029	56,414	210,936	858,987

Basic (loss) earnings per share attributable to shareholders of Tricon from continuing operations	(0.14)	0.19	0.42	2.82
Diluted (loss) earnings per share attributable to shareholders of Tricon from continuing operations	(0.14)	0.11	0.41	1.98

Net income from discontinued operations	—	1,829	—	35,106
Basic earnings per share attributable to shareholders of Tricon from discontinued operations	—	0.01	—	0.13
Diluted earnings per share attributable to shareholders of Tricon from discontinued operations	—	0.01	—	0.11

Dividends per share	$0.058	$0.058	$0.232	$0.232

Weighted average shares outstanding - basic	273,847,034	274,684,779	273,657,451	274,483,264
Weighted average shares outstanding - diluted	275,664,083	311,222,080	275,543,799	311,100,493

Non-IFRS(1) measures on a proportionate basis
Core funds from operations ("Core FFO")	$45,651	$96,841	$172,597	$237,288
Adjusted funds from operations ("AFFO")	38,159	88,694	139,110	198,264

Core FFO per share(2)	0.15	0.31	0.56	0.76
AFFO per share(2)	0.12	0.28	0.45	0.64

Select balance sheet items reported on a consolidated basis			December 31, 2023	December 31, 2022

Total assets			$13,248,425	$12,450,946
Total liabilities(3)			9,378,884	8,653,921
Net assets attributable to shareholders of Tricon			3,863,764	3,790,249

Rental properties			12,190,792	11,445,659
Debt			5,778,000	5,728,184
(1) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. Refer to “Non-IFRS measures” on page 1 and Appendix A.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

(2) Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed conversion of convertible debentures and exchange of preferred units issued by Tricon PIPE LLC, which were 310,408,201 and 310,287,917 for the three and twelve months ended December 31, 2023, respectively, and 311,222,080 and 311,100,493 for the three and twelve months ended December 31, 2022, respectively.
(3) Includes limited partners' interests in SFR JV-1, SFR JV-HD and SFR JV-2.

IFRS measures on a consolidated basis

Net loss from continuing operations in the fourth quarter of 2023 was $35.5 million compared to net income of $55.9 million in the fourth quarter of 2022, and included:

•Fair value gain on rental properties of $2.0 million compared to $56.4 million in the fourth quarter of 2022, attributable to a moderation in home price appreciation within the single-family rental portfolio. This moderation is attributed to persistently higher mortgage rates and ongoing economic uncertainty which have introduced a level of caution among homebuyers.

•Fair value loss of $23.2 million on derivative financial instruments compared to a gain of $25.8 million in the fourth quarter of 2022, and foreign exchange loss of $13.9 million compared to $0.2 million in the prior year period. The fair value loss on derivative financial instruments was primarily driven by an unrealized loss on the exchange and redemption options associated with the preferred units issued by Tricon PIPE LLC, correlated with an increase in Tricon's share price.

•Revenue from single-family rental properties increased by 14.3% to $206.8 million from $180.9 million in the fourth quarter of 2022, driven primarily by growth of 3.6% in the single-family rental portfolio to 37,183 homes, a 5.2% year-over-year increase in average effective monthly rent (from $1,785 to $1,877) and a 3.2% increase in total portfolio occupancy to 95.0%.

•Direct operating expenses increased by 15.7% to $67.5 million from $58.4 million in the fourth quarter of 2022, primarily reflecting an expansion in the rental portfolio and higher property tax expenses associated with increasing property value assessments, as well as general cost and labor market inflationary pressures.

•Revenue from strategic capital services (previously reported as Revenue from private funds and advisory services) of $19.6 million compared to $14.8 million in the fourth quarter of 2022, primarily attributable to a $6.2 million increase in performance fees earned from the U.S. residential development portfolio, partially offset by a decrease in property management and asset management fees following the Company's sale of the U.S. multi-family rental portfolio in October 2022.

•Interest expense of $80.3 million compared to $71.1 million in the fourth quarter of 2022, attributable to a 0.12% increase in the weighted average interest rate, driven by elevated benchmark interest rates, in addition to an increase in the outstanding debt balance ($5.8 billion as at December 31, 2023 compared to $5.7 billion as at December 31, 2022).

Net income from continuing operations for the year ended December 31, 2023 was $121.8 million compared to $779.4 million for the year ended December 31, 2022, and included:

•Fair value gain on rental properties of $210.9 million compared to $859.0 million in the prior year for the same reasons discussed above.

•Revenue from single-family rental properties of $795.3 million and direct operating expenses of $261.9 million compared to $645.6 million and $209.1 million in the prior year, respectively, which translated to a net operating income ("NOI") increase of $96.9 million, attributable to the continued expansion of the single-family rental portfolio and strong rent growth.

•Revenue from strategic capital services of $54.5 million compared to $160.1 million in the prior year, primarily attributable to $99.9 million of performance fees earned from the sale of Tricon’s remaining 20% equity interest in the U.S. multi-family rental portfolio in October 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

•Interest expense of $316.5 million compared to $213.9 million in the prior year, primarily attributable to a 0.74% increase in the weighted average interest rate, as discussed above, in addition to a 14.4% increase in the average outstanding debt balance throughout the year.

Non-IFRS measures on a proportionate basis

Core FFO for the fourth quarter of 2023 was $45.7 million, a decrease of $51.2 million or 53% compared to $96.8 million in the fourth quarter of 2022. The change was driven by a net Core FFO impact of $50.3 million, net of LTIP and performance fee expense paid, that was recognized in the fourth quarter of 2022 with respect to the sale of Tricon's remaining 20% equity interest in the U.S. multi-family rental portfolio. While the NOI growth in the SFR business in the fourth quarter was offset by higher borrowing costs, continued stronger performance from U.S. residential developments contributed positively to the Core FFO. During the twelve months ended December 31, 2023, Core FFO decreased by $64.7 million or 27% to $172.6 million compared to $237.3 million in the prior year, for the reasons noted above.

AFFO for the three and twelve months ended December 31, 2023 was $38.2 million and $139.1 million, respectively, a decrease of $50.5 million (57%) and $59.2 million (30%) from the same periods in the prior year. This change in AFFO was driven by the decrease in Core FFO discussed above, partially offset by lower recurring capital expenditures as a result of disciplined cost containment and scoping refinement when turning homes, and the absence of recurring capital expenditures from the U.S. multi-family rental portfolio following its sale.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

3.    Consolidated financial results

The following section should be read in conjunction with the Company’s consolidated financial statements and related notes for the three and twelve months ended December 31, 2023.

On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in its U.S. multi-family rental portfolio that was held through Tricon US Multi-Family REIT LLC. Accordingly, the Company reclassified its prior-year results as discontinued operations separate from the Company’s continuing operations in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations ("IFRS 5").

3.1    Review of income statements

Consolidated statements of income

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Revenue from single-family rental properties	$206,780	$180,893	$25,887	$795,317	$645,585	$149,732
Direct operating expenses	(67,529)	(58,371)	(9,158)	(261,936)	(209,089)	(52,847)
Net operating income from single-family rental properties	139,251	122,522	16,729	533,381	436,496	96,885

Revenue from strategic capital services	19,627	14,820	4,807	54,458	160,088	(105,630)

Income from equity-accounted investments in multi-family rental properties(1)	4,768	1,051	3,717	5,297	1,550	3,747
Income from equity-accounted investments in Canadian residential developments(2)	1,614	7,690	(6,076)	4,348	11,198	(6,850)
Other income(3)	196	2,017	(1,821)	518	10,886	(10,368)
Income from investments in U.S. residential developments(4)	6,926	3,910	3,016	30,773	16,897	13,876
Compensation expense	(26,161)	(22,408)	(3,753)	(89,343)	(99,256)	9,913
Performance fees expense	(1,850)	(3,798)	1,948	(2,550)	(35,854)	33,304
General and administration expense	(26,877)	(18,163)	(8,714)	(86,502)	(58,991)	(27,511)
Gain (loss) on debt modification and extinguishment	—	—	—	1,326	(6,816)	8,142
Transaction costs	(3,459)	(7,178)	3,719	(16,632)	(18,537)	1,905
Interest expense	(80,252)	(71,120)	(9,132)	(316,473)	(213,932)	(102,541)
Fair value gain on rental properties	2,029	56,414	(54,385)	210,936	858,987	(648,051)
Fair value loss on Canadian development properties	—	—	—	—	(440)	440
Realized and unrealized (loss) gain on derivative financial instruments	(23,201)	25,818	(49,019)	(2,424)	184,809	(187,233)
Amortization and depreciation expense	(4,727)	(4,764)	37	(17,794)	(15,608)	(2,186)
Realized and unrealized foreign exchange (loss) gain	(13,928)	(164)	(13,764)	(13,859)	498	(14,357)
Net change in fair value of limited partners’ interests in single-family rental business	(26,954)	(50,828)	23,874	(145,497)	(297,381)	151,884
	(191,876)	(81,523)	(110,353)	(437,876)	338,010	(775,886)
(Loss) income before income taxes from continuing operations	$(32,998)	$55,819	$(88,817)	$149,963	$934,594	$(784,631)
Income tax (expense) recovery from continuing operations	(2,472)	64	(2,536)	(28,139)	(155,220)	127,081
Net (loss) income from continuing operations	$(35,470)	$55,883	$(91,353)	$121,824	$779,374	$(657,550)

Basic (loss) earnings per share attributable to shareholders of Tricon from continuing operations	(0.14)	0.19	(0.33)	0.42	2.82	(2.40)
Diluted (loss) earnings per share attributable to shareholders of Tricon from continuing operations	(0.14)	0.11	(0.25)	0.41	1.98	(1.57)

Net income from discontinued operations	—	1,829	(1,829)	—	35,106	(35,106)

Basic earnings per share attributable to shareholders of Tricon from discontinued operations	—	0.01	(0.01)	—	0.13	(0.13)
Diluted earnings per share attributable to shareholders of Tricon from discontinued operations	—	0.01	(0.01)	—	0.11	(0.11)

Weighted average shares outstanding - basic	273,847,034	274,684,779	(837,745)	273,657,451	274,483,264	(825,813)
Weighted average shares outstanding - diluted(5)	275,664,083	311,222,080	(35,557,997)	275,543,799	311,100,493	(35,556,694)
(1) Includes income from The Selby and The Taylor (from October 1, 2023) (Section 4.2.1).

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

(2) Includes income from The Taylor (until September 30, 2023), Maple House, Birch House, Cherry House, Oak House, The Ivy, The Spoke, ROQ City and KT Housing Now (Section 4.2.2).
(3) Includes commercial rental income from The Shops of Summerhill (Section 4.2.2) and interest income, partially offset by the inclusion of a net operating loss from non-core single-family rental homes, which were disposed of during the quarter.
(4) Reflects the net change in the fair values of the underlying investments in the build-to-rent and legacy for-sale housing businesses (Section 4.2.2).
(5) For the three and twelve months ended December 31, 2023, the exchangeable preferred units of Tricon PIPE LLC were anti-dilutive (2022 - dilutive). Refer to Note 30 to the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

Revenue from single-family rental properties

The following table provides further details regarding revenue from single-family rental properties for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Rental revenue(1)	$196,236	$172,252	$23,984	$755,247	$610,375	$144,872
Other revenue(1)	10,544	8,641	1,903	40,070	35,210	4,860
Revenue from single-family rental properties	$206,780	$180,893	$25,887	$795,317	$645,585	$149,732
(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.

Revenue from single-family rental properties for the three months ended December 31, 2023 totaled $206.8 million, an increase of $25.9 million or 14.3% compared to $180.9 million for the same period in the prior year. The increase is attributable to:

•Growth of $24.0 million in rental revenue, driven by portfolio expansion of 3.6% (37,183 rental homes compared to 35,908 at December 31, 2022), and a 5.2% year-over-year increase in average effective monthly rent per home ($1,877 compared to $1,785) attributable to the continued strong demand for single-family rental homes. This strong demand also contributed to a 3.2% increase in occupancy (95.0% compared to 91.8%) notwithstanding the acquisition of 264 vacant homes this quarter.

•An increase of $1.9 million in other revenue driven by portfolio expansion, as well as incremental ancillary revenue from the rollout of the Company's smart-home technology initiative (76% of single-family rental homes were smart-home enabled at December 31, 2023 compared to 69% at December 31, 2022), along with higher resident enrollment in the renters insurance program.

Revenue from single-family rental properties for the twelve months ended December 31, 2023 totaled $795.3 million, an increase of $149.7 million or 23.2% compared to the prior year. This favorable variance was primarily driven by growth of the rental portfolio, an improvement in the average monthly rent, as well as higher other revenue for the reasons discussed above.

Direct operating expenses

The following table provides further details regarding direct operating expenses of the single-family rental portfolio for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Property taxes	$34,804	$28,392	$6,412	$131,217	$100,122	$31,095
Repairs and maintenance	7,375	7,353	22	30,849	29,006	1,843
Turnover	2,459	1,881	578	10,944	7,829	3,115
Property management expenses	12,838	11,656	1,182	50,154	41,404	8,750
Property insurance	2,298	2,029	269	8,988	7,544	1,444
Marketing and leasing	606	648	(42)	2,300	2,554	(254)
Homeowners' association (HOA) costs	3,638	3,449	189	13,855	9,933	3,922
Other direct expense(1)	3,511	2,963	548	13,629	10,697	2,932
Direct operating expenses	$67,529	$58,371	$9,158	$261,936	$209,089	$52,847
(1) Other direct expense includes property utilities, landscaping costs on vacant homes and other property operating costs associated with ancillary revenue offerings. Utility expenses including water, sewer, waste, gas and electricity, as well as landscaping costs, are borne by the resident when a home is occupied; such expenses are only incurred by Tricon when a home is vacant or is being turned.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

Direct operating expenses for the three months ended December 31, 2023 were $67.5 million, an increase of $9.2 million or 15.7% compared to the same period in the prior year. The variance is primarily attributable to:

•An increase of $6.4 million in property taxes driven by 3.6% growth in the size of the portfolio, as well as a higher property tax expense per home arising from significant year-over-year assessed home value appreciation and tax increases in Tricon's markets.

•An increase of $0.6 million in turnover expense primarily attributable to a higher annualized turnover rate (22.6% in the current period compared to 17.7% in the prior period for the total portfolio) on a larger portfolio of homes which led to an increased volume of work orders, partly offset by effective cost control through scope refinement and higher utilization of in-house maintenance personnel on turn projects.

•An increase of $1.2 million in property management expense as a result of inflationary pressures and a tighter labor market within a larger portfolio. Despite these market conditions, the rise in property management expense for the quarter was contained.

•An increase of $0.5 million in other direct expense resulting from the additional costs of supplying access to smart-home technology in more homes and providing renters insurance to more residents (these costs are offset by higher revenue), as well as increased utility costs on vacant homes from higher rates and a growing portfolio.

Direct operating expenses for the twelve months ended December 31, 2023 were $261.9 million, an increase of $52.8 million or 25.3% compared to the prior year, primarily for the reasons described above as well as a $3.9 million increase in homeowners' association (HOA) costs. The higher HOA costs were driven by growth in the size of the portfolio, with more homes being situated in HOAs as well as increases in annual HOA dues. A heightened level of rule enforcement by HOAs became more prevalent as pandemic-era regulations eased, which also increased violation/penalty fees.

Revenue from strategic capital services (previously reported as Revenue from private funds and advisory services)

The following table provides further details regarding revenue from strategic capital services for the three and twelve months ended December 31, 2023 and 2022, net of inter-segment revenues eliminated upon consolidation.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Asset management fees	$2,862	$2,977	$(115)	$11,290	$12,431	$(1,141)
Performance fees	6,225	—	6,225	10,359	110,330	(99,971)
Development fees	9,962	9,753	209	31,034	26,826	4,208
Property management fees	578	2,090	(1,512)	1,775	10,501	(8,726)
Revenue from strategic capital services	$19,627	$14,820	$4,807	$54,458	$160,088	$(105,630)

Revenue from strategic capital services for the three months ended December 31, 2023 totaled $19.6 million, an increase of $4.8 million from the same period in the prior year, mainly attributable to:

•An increase of $6.2 million in performance fees earned primarily from the U.S. residential development portfolio, compared to no performance fee recognized in the fourth quarter of 2022. Performance fees are earned by the Company when third-party realized returns exceed set targets within the Investment Vehicles. As such, performance fees are generally episodic in nature and can fluctuate materially on a year-over-year basis.

•A decrease of $1.5 million in property management fees primarily related to loss of revenue of $1.8 million following the Company's sale of the U.S. multi-family rental portfolio in October 2022, partially offset by an increase in property management fees from the Canadian multi-family rental portfolio as additional properties entered the lease-up phase.

Revenue from strategic capital services for the twelve months ended December 31, 2023 totaled $54.5 million, a decrease of $105.6 million from the prior year. This decline was mainly attributable to the $99.9 million in

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

performance fees earned in respect of the sale of the Company's remaining 20% equity interest in its U.S. multi-family rental portfolio in 2022, along with a loss of fee income from the portfolio. This was partially offset by an increase of $4.2 million in development fees driven primarily by incentive fees earned as a result of a substantial commercial land bulk sale in Johnson communities in the first quarter of 2023.

Income from equity-accounted investments in multi-family rental properties

Equity-accounted investments in multi-family rental properties include equity holdings in two Class A multi-family rental apartments in Toronto, namely The Selby and The Taylor. The Taylor achieved stabilization on September 30, 2023, and was reclassified from equity-accounted investments in Canadian residential developments to investments in multi-family rental properties in the fourth quarter of 2023.

The following table presents the income from equity-accounted investments in multi-family rental properties for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Income from equity-accounted investments in multi-family rental properties	$4,768	$1,051	$3,717	$5,297	$1,550	$3,747

Income from equity-accounted investments in multi-family rental properties for the three months ended December 31, 2023 was $4.8 million, a $3.7 million increase from the same period in the prior year. The variance was primarily driven by a fair value gain recognized at The Taylor in the fourth quarter of 2023, which, in the comparative period, was classified within equity-accounted investments in Canadian residential developments.

Income from equity-accounted investments in multi-family rental properties for the twelve months ended December 31, 2023 was $5.3 million, an increase of $3.7 million compared to the prior year, for the reason discussed above.

Income from equity-accounted investments in Canadian residential developments

Equity-accounted investments in Canadian residential developments include joint ventures and equity holdings in development projects, namely Maple House, Birch House, Cherry House, Oak House, The Ivy, ROQ City, The Spoke and KT Housing Now. The James and The Shops of Summerhill are accounted for as Canadian development properties. The income earned from The Shops of Summerhill is presented as other income.

The following table presents the income from equity-accounted investments in Canadian residential developments for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Income from equity-accounted investments in Canadian residential developments	$1,614	$7,690	$(6,076)	$4,348	$11,198	$(6,850)

Income from equity-accounted investments in Canadian residential developments for the three months ended December 31, 2023 was $1.6 million, a decrease of $6.1 million from the same period in the prior year. The decrease is mainly attributable to lower fair value gains recognized during the period and the absence of income from The Taylor as the property was reclassified to investments in multi-family rental properties at the beginning of the fourth quarter of 2023. In the comparative period, higher fair value gains, including those from The Taylor, were recognized across the portfolio due to increases in land value and the achievement of development milestones.

Income from investments in Canadian residential developments for the twelve months ended December 31, 2023 was $4.3 million, which decreased by $6.9 million compared to the prior year, primarily attributable to the reasons discussed above.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

Income from investments in U.S. residential developments

The following table presents income from investments in U.S. residential developments for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Income from investments in U.S. residential developments	$6,926	$3,910	$3,016	$30,773	$16,897	$13,876

Income from investments in U.S. residential developments for the three months ended December 31, 2023 was $6.9 million, an increase of $3.0 million from the same period in the prior year. The increase was primarily driven by strong demand for new housing, bolstered by builders offering customer incentives to maintain a healthy sales velocity despite escalating mortgage rates.

Income from investments in U.S. residential developments for the twelve months ended December 31, 2023 was $30.8 million, an increase of $13.9 million from the same period in the prior year. This year-over-year increase is attributable to the same reasons mentioned above.

Management continues to monitor the macroeconomic factors that are fundamental to the for-sale housing market, including higher mortgage rates, which could impact consumer demand and pricing, development timelines as well as new for-sale housing supply.

Compensation expense

The following table provides further details regarding compensation expense for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31		Three months			Twelve months
(in thousands of U.S. dollars)		2023	2022	Variance	2023	2022	Variance

Salaries, benefits and bonus	A	$11,524	$14,106	$(2,582)	$53,672	$55,040	$(1,368)

Cash-based(1)		4,090	3,990	100	12,519	20,307	(7,788)
Equity-based		6,201	1,364	4,837	16,183	6,894	9,289
Annual incentive plan ("AIP")	B	10,291	5,354	4,937	28,702	27,201	1,501

Cash-based		4,346	3,047	1,299	6,969	16,635	(9,666)
Equity-based		—	(99)	99	—	380	(380)
Long-term incentive plan ("LTIP")	C	4,346	2,948	1,398	6,969	17,015	(10,046)

Total compensation expense	A+B+C	$26,161	$22,408	$3,753	$89,343	$99,256	$(9,913)
(1) The cash-based AIP figure for the year ended December 31, 2022 includes one-time allocations for special awards.

Compensation expense for the three months ended December 31, 2023 was $26.2 million, an increase of $3.8 million or 16.7% compared to the same period in the prior year. The variance is attributable to:

•An increase of $4.9 million in AIP expense, primarily attributable to a $4.8 million increase in equity-based AIP expense in the current year. The closing of the Go-Private Transaction (see section 3.3) will result in the acceleration of vesting for outstanding equity-based awards that have not yet fully vested. This accelerated vesting led to increased expenses recognized in the current period. All outstanding equity-based awards will be fully vested by the completion date of the Go-Private Transaction.

•An increase of $1.4 million in LTIP expense, reflecting the higher performance fee income generated from the U.S residential development Investment Vehicles.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

•An offsetting decrease in salaries and benefits of $2.6 million, primarily driven by a reduction in the 2023 bonus pool and a 4% decrease in headcount compared to the prior period.

Compensation expense for the twelve months ended December 31, 2023 was $89.3 million, a decrease of $9.9 million or 10.0% compared to the prior year. The variance is attributable to:

•A decrease of $10.0 million in LTIP expense, driven by a smaller increase in unrealized carried interest as a result of lower fair value gains of underlying Investment Vehicles compared to the prior period. In addition, the comparative period also included the accrual of performance fees payable related to the U.S. multi-family rental Investment Vehicle which was sold in October 2022.

•A decrease of $1.4 million in salaries and benefits for the same reason discussed above.

•An offsetting increase of $1.5 million in AIP expense, which included an increase of $9.3 million in equity-based AIP expense, countered by a reduction of $7.8 million in cash-based AIP expense. The increase in equity-based AIP expense was driven by the impact of accelerated vesting, as discussed earlier, and the revaluation of the performance share units liability based on a higher price for the Company's common shares as at year-end. The decrease in cash-based AIP expense was driven by a reduction in the AIP pool for the current year.

Performance fees expense

Performance fees expense reflects amounts that are expected to be paid to key management equity participants who have an equity interest in entities that earn performance fee revenue, whereas LTIP participants do not have said equity interests. In aggregate, cash-based LTIP expense and performance fees expense represent no more than 50% of the performance fees earned from each Investment Vehicle and both are paid to participants if and when the performance fees are in fact realized and paid.

The following table presents performance fees expense for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Performance fees expense	$1,850	$3,798	$(1,948)	$2,550	$35,854	$(33,304)

Performance fees expense for the three months ended December 31, 2023 was $1.9 million, a decrease of $1.9 million compared to the same period of the prior year, driven by a smaller increase in unrealized carried interest during the current period as a result of lower fair value gains of underlying Investment Vehicles.

Performance fees expense for the twelve months ended December 31, 2023 was $2.6 million, a decrease of $33.3 million compared to the prior period, for the same reason described above. In addition, the U.S. multi-family rental Investment Vehicle was disposed of in the fourth quarter of 2022 and generated significant performance fees in the prior year.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

General and administration expense

The following table presents general and administration expense for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

General and administration expense	$26,877	$18,163	$8,714	$86,502	$58,991	$27,511

General and administration expense for the three months ended December 31, 2023 was $26.9 million, an increase of $8.7 million compared to the same period in the prior year. This increase was primarily attributable to a substantial investment in an enterprise resource planning system implementation, which commenced on January 1, 2023, and continued throughout the year with ongoing enhancements. This major technology upgrade aims to enhance operating efficiency and streamline various business processes.

General and administration expense for the twelve months ended December 31, 2023 was $86.5 million, an increase of $27.5 million compared to the prior year. This increase primarily resulted from one-time expenses, notably the substantial investment in the new enterprise resource planning system mentioned previously, significant upgrades to the Company's technology-enabled operating platform, and SOX-compliance consulting expenses.

Interest expense

The following table provides details regarding interest expense for the three and twelve months ended December 31, 2023 and 2022 by borrowing type and nature.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Corporate borrowings	$4,999	$1,192	$3,807	$13,705	$6,779	$6,926
Property-level borrowings	64,370	60,102	4,268	261,306	170,847	90,459
Due to Affiliate	4,245	4,245	—	16,981	17,022	(41)
Amortization of deferred financing costs, discounts and lease obligations	6,638	5,581	1,057	24,481	19,284	5,197
Total interest expense	$80,252	$71,120	$9,132	$316,473	$213,932	$102,541

Weighted average interest rate(1)				4.23%	3.49%	0.74%
(1) The weighted average effective interest rates are calculated based on the average debt balances and the average applicable reference rates for the twelve months ended December 31, 2023.

Interest expense was $80.3 million for the three months ended December 31, 2023, an increase of $9.1 million compared to $71.1 million for the same period last year. The variance is primarily attributable to an increase of $4.3 million in interest expense on property-level borrowings and $3.8 million in interest expense on corporate borrowings. These increases were driven by a 0.12% increase in the weighted average interest rate applicable to the Company’s debt in the current period compared to the same period in the prior year, resulting from higher benchmark interest rates, in addition to an increase in the outstanding balance on the corporate credit facility.

Interest expense was $316.5 million for the twelve months ended December 31, 2023, an increase of $102.5 million compared to $213.9 million in the prior period. The variance is primarily attributable to the year-over-year increase in average property-level and corporate borrowings and increased interest rates, as discussed above.

Fair value gain on rental properties

The following table presents the fair value gain on rental properties held by the Company for the three and twelve months ended December 31, 2023 and 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Fair value gain on rental properties	$2,029	$56,414	$(54,385)	$210,936	$858,987	$(648,051)

Fair value gain on single-family rental properties was $2.0 million for the three months ended December 31, 2023, compared to $56.4 million for the same period last year. For the twelve months ended December 31, 2023, the fair value gain totaled $210.9 million, compared to $859.0 million for the prior year. The fair value of single-family rental homes is determined based on comparable sales, primarily by using the adjusted Home Price Index (“HPI”) methodology and periodically Broker Price Opinions (“BPOs”), where applicable. Refer to Note 6 in the consolidated financial statements for further details.

Home values in the U.S. Sun Belt markets have increased over the past several years driven by a number of factors, including strong population and job growth, an acceleration of migration trends driven by the pandemic, historically low mortgage rates during 2020 and 2021, and an overall shortage of new housing supply. However, higher mortgage rates and rising economic uncertainty beginning in the second half of 2022 led to a deceleration in home price growth and in some cases, a decline in certain markets over the course of 2022 and into 2023. While home prices in Tricon's markets improved throughout the year, mainly as a result of improved consumer confidence and a continued shortage of housing supply, there has been a discernible decrease in home buying activity and the pace of home price appreciation remains below that in the comparative period. Adjusted HPI growth in the quarter was 0.3%, net of capital expenditures, compared to 0.7% in the same period in the prior year. The combination of adjusted HPI and BPOs resulted in lower fair value gains in the current period. Adjusted HPI growth for the year was 2.8%, net of capital expenditures, compared to 12.3% in the prior year, driving lower fair value gains in the current year.

Realized and unrealized (loss) gain on derivative financial instruments

The following table presents the realized and unrealized (loss) gain on derivative financial instruments for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Realized and unrealized (loss) gain on derivative financial instruments	$(23,201)	$25,818	$(49,019)	$(2,424)	$184,809	$(187,233)

For the three months ended December 31, 2023, realized and unrealized (loss) gain on derivative financial instruments changed by $49.0 million to a loss of $23.2 million compared to a gain of $25.8 million in the same period in the prior year. The fair value loss of $23.2 million on derivative financial instruments was primarily driven by an unrealized loss of $28.1 million on the exchange and redemption options associated with the preferred units issued by Tricon PIPE LLC; an increase in Tricon's share price, on a USD-converted basis, served to increase the probability of exchange of the preferred units of Tricon PIPE LLC into Tricon's common shares. This unrealized loss from the derivative financial instruments was partially offset by a realized gain of $4.9 million from interest rate caps which were in the money in the current period.

For the twelve months ended December 31, 2023, realized and unrealized (loss) gain on derivative financial instruments decreased by $187.2 million to a loss of $2.4 million. The loss in the current period was driven by the reasons mentioned above, whereas the gain in the prior year reflected a much larger unrealized gain associated with the preferred units issued by Tricon PIPE LLC liability, driven by a more pronounced decline in Tricon’s share price.

Net change in fair value of limited partners’ interests in single-family rental business

Limited partner ownership interests in the Company's single-family rental joint ventures, "SFR JV-1", "SFR JV-HD" and "SFR JV-2", are in the form of non-controlling limited partnership interests which are classified as liabilities under the provisions of IFRS. The following table presents the net change in fair value of limited partners' interests in the single-family rental business for the three and twelve months ended December 31, 2023 and 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Net change in fair value of limited partners’ interests in single-family rental business	$(26,954)	$(50,828)	$23,874	$(145,497)	$(297,381)	$151,884

For the three months ended December 31, 2023, the change in fair value of limited partners' interests in the single-family rental business was $27.0 million compared to $50.8 million for the same period in the prior year, representing a decrease of $23.9 million. This decrease primarily reflects a $28.5 million decline in the fair value gain attributed to the limited partners' interests during the period and a $5.5 million increase in interest and other expenses, offset by a $10.1 million increase in NOI.
For the year ended December 31, 2023, the change in fair value of limited partners' interests in the single-family rental business was $145.5 million compared to $297.4 million for the year ended December 31, 2022, representing a decrease of $151.9 million. This change in limited partners' interest was attributable to several factors, including a $144.8 million year-over-year decline in fair value gains within SFR JV-1, SFR JV-2 and SFR JV-HD (year-to-date adjusted HPI growth of 2.8% for 2023 compared to 12.3% for 2022). Additionally, there was a $69.9 million increase in interest and other expenses, partially offset by a $62.8 million increase in NOI.

Income tax (expense) recovery from continuing operations

The following table provides details regarding income tax (expense) recovery from continuing operations for the three and twelve months ended December 31, 2023 and 2022.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Income tax (expense) recovery - current	$(503)	$5,665	$(6,168)	$(2,240)	$33,959	$(36,199)
Income tax expense - deferred	(1,969)	(5,601)	3,632	(25,899)	(189,179)	163,280
Income tax (expense) recovery from continuing operations	$(2,472)	$64	$(2,536)	$(28,139)	$(155,220)	$127,081

For the three months ended December 31, 2023, income tax expense from continuing operations was $2.5 million, compared to $0.1 million of income tax recovery in the same period in the prior year. The comparative period benefited from a significant tax recovery from the utilization of tax losses carried forward from past years, together with other tax efficiencies achieved, which were offset by higher deferred income tax expense arising from strong fair value gains recognized on single-family rental properties.

For the twelve months ended December 31, 2023, income tax expense from continuing operations was $28.1 million, a decrease of $127.1 million compared to $155.2 million in the prior year. This change was driven by the current tax recovery benefit and higher deferred tax expense in the comparative period, as noted above.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

3.2    Review of selected balance sheet items

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

As at (in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Assets
Non-current assets
Rental properties	$12,190,792	$11,445,659
Equity-accounted investments in multi-family rental properties	51,925	20,769
Equity-accounted investments in Canadian residential developments	99,336	106,538
Canadian development properties	169,763	136,413
Investments in U.S. residential developments	154,971	138,369
Restricted cash	71,833	117,300
Goodwill	29,726	29,726
Deferred income tax assets	84,787	75,062
Intangible assets	5,178	7,093
Other assets	110,780	96,852
Derivative financial instruments	7,380	10,358
Total non-current assets	12,976,471	12,184,139

Current assets
Cash	170,739	204,303
Restricted cash	49,618	—
Amounts receivable	27,962	24,984
Prepaid expenses and deposits	23,635	37,520
Total current assets	271,954	266,807
Total assets	$13,248,425	$12,450,946

Liabilities
Non-current liabilities
Long-term debt	$5,468,884	$4,971,049
Due to Affiliate	262,422	256,824
Derivative financial instruments	53,788	51,158
Deferred income tax liabilities	629,090	591,713
Limited partners' interests in single-family rental business	2,300,294	1,696,872
Long-term incentive plan	28,149	25,244
Performance fees liability	42,370	39,893
Other liabilities	33,498	30,035
Total non-current liabilities	8,818,495	7,662,788

Current liabilities
Amounts payable and accrued liabilities	150,221	138,273
Resident security deposits	85,196	79,864
Dividends payable	15,856	15,861
Current portion of long-term debt	309,116	757,135
Total current liabilities	560,389	991,133
Total liabilities	9,378,884	8,653,921

Equity
Share capital	2,122,830	2,124,618
Contributed surplus	26,832	21,354
Cumulative translation adjustment	26,805	6,209
Retained earnings	1,687,297	1,638,068
Total shareholders' equity	3,863,764	3,790,249
Non-controlling interest	5,777	6,776
Total equity	3,869,541	3,797,025
Total liabilities and equity	$13,248,425	$12,450,946

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

Rental properties

The table below presents the changes in the fair value of rental properties by business segment for the years ended December 31, 2023 and 2022.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Opening balance	$11,445,659	$7,978,396
Acquisitions	554,206	2,362,185
Capital expenditures	177,024	326,460
Fair value adjustments	210,936	858,987
Dispositions	(197,033)	(80,369)
Balance, end of year	$12,190,792	$11,445,659

Rental properties increased by $0.7 billion to $12.2 billion as at December 31, 2023, from $11.4 billion as at December 31, 2022. The increase was driven by:

•Acquisition of 1,888 single-family rental homes for $554.2 million, partially offset by the disposition of 668 homes as part of Tricon's normal-course disposition program of non-core homes; these homes had an aggregate carrying value of $197.0 million at the time of disposition.

•Capital expenditures of $177.0 million, of which $112.7 million was attributable to the initial renovation of recently acquired single-family homes, and the remainder to capital improvement activities during turns.

•Fair value gain of $210.9 million on the single-family rental portfolio, driven by strong demand for single-family homes, as previously discussed, combined with limited new and resale housing supply in the Company's Sun Belt markets.

Equity-accounted investments in multi-family rental properties

The portfolio includes two Class A high-rise properties in downtown Toronto known as The Selby and The Taylor, the latter of which achieved stabilization at the end of the third quarter of 2023. The following table presents the change in the balance of equity-accounted investments in multi-family rental properties for the years ended December 31, 2023 and December 31, 2022.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Opening balance	$20,769	$199,285
Distributions	(695)	(3,824)
Income from equity-accounted investments in multi-family rental properties(1)	5,297	40,144
Reclassification from equity-accounted investments in Canadian residential developments	25,416	—
Disposition of equity-accounted investment in U.S. multi-family rental properties(2)	—	(213,493)
Translation adjustment	1,138	(1,343)
Balance, end of year	$51,925	$20,769
(1) Of the $40,144 income from equity-accounted investments earned during the year ended December 31, 2022, $38,594 was attributable to U.S. multi-family rental properties and reclassified as income from discontinued operations.
(2) On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in the U.S. multi-family rental portfolio.

Equity-accounted investments in multi-family rental properties increased by $31.2 million to $51.9 million as at December 31, 2023 compared to $20.8 million as at December 31, 2022. The increase was primarily attributable to (i) the reclassification of The Taylor from equity-accounted investments in Canadian residential developments of $25.4 million, (ii) income of $5.3 million consisting primarily of fair value gains recognized for both properties and rental income from The Selby, and (iii) a favorable foreign exchange translation adjustment of $1.1 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

Canadian development properties

The table below presents the change in Canadian development properties, which are comprised of The James (Scrivener Square) and The Shops of Summerhill, for the years ended December 31, 2023 and 2022.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Opening balance	$136,413	$133,250
Development expenditures	29,415	12,686
Fair value adjustments	—	(440)
Translation adjustment	3,935	(9,083)
Balance, end of year	$169,763	$136,413

Canadian development properties increased by $33.4 million to $169.8 million as at December 31, 2023 compared to $136.4 million as at December 31, 2022. The increase was primarily driven by $29.4 million of development expenditures attributable to the ongoing construction of The James and a favorable foreign exchange translation adjustment of $3.9 million.

Investments in U.S. residential developments

The table below presents the change in investments in U.S. residential developments for the years ended December 31, 2023 and 2022.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Opening balance	$138,369	$143,153
Advances	14,192	15,655
Distributions	(28,363)	(37,336)
Income from investments in U.S. residential developments	30,773	16,897
Balance, end of year	$154,971	$138,369

Investments in U.S. residential developments increased by $16.6 million to $155.0 million as at December 31, 2023 compared to $138.4 million as at December 31, 2022. The increase was attributable to $30.8 million of investment income from legacy for-sale housing investments buoyed by strong housing demand fundamentals. The remaining change was driven by advances of $14.2 million to the Company's build-to-rent Investment Vehicles as communities within these vehicles continue through their early stages of development, partially offset by distributions of $28.4 million from maturing assets within the legacy for-sale housing portfolio.

Equity-accounted investments in Canadian residential developments

The table below presents the change in equity-accounted investments in Canadian residential developments for the years ended December 31, 2023 and 2022.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Opening balance	$106,538	$98,675
Advances	11,934	13,360
Distributions	(370)	(10,212)
Income from equity-accounted investments in Canadian residential developments	4,348	11,198
Reclassification to equity-accounted investments in Canadian multi-family rental properties	(25,416)	—
Translation adjustment	2,302	(6,483)
Balance, end of year	$99,336	$106,538
Equity-accounted investments in Canadian residential developments decreased by $7.2 million to $99.3 million as at December 31, 2023 compared to $106.5 million as at December 31, 2022. The decrease was primarily attributable to the reclassification of The Taylor to equity-accounted investments in multi-family rental properties of

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

$25.4 million. This was partially offset by (i) advances of $11.9 million to fund development activities across the portfolio, (ii) income of $4.3 million generated by a fair value gains recognized at Maple House (Block 8), Birch House (Block 10) and ROQ City (Queen & Ontario) due to the achievement of significant development milestones, and (iii) a favorable foreign exchange translation adjustment of $2.3 million.

Debt

The following table summarizes the consolidated net debt position of the Company.

As at (in thousands of U.S. dollars)	December 31, 2023	December 31, 2022	Variance

Single-family rental properties borrowings	$5,632,074	$5,744,425	$(112,351)
Canadian development properties borrowings	45,001	21,095	23,906
Corporate borrowings	182,624	12,717	169,907
	$5,859,699	$5,778,237	$81,462
Transaction costs (net of amortization)	(50,173)	(49,404)	(769)
Debt discount (net of amortization)	(31,526)	(649)	(30,877)
Total debt per balance sheet(1)	$5,778,000	$5,728,184	$49,816
Cash and restricted cash	(292,190)	(321,603)	29,413
Net debt(2)	$5,485,810	$5,406,581	$79,229
(1) Excludes Due to Affiliate.
(2) Non-IFRS measure; see “Non-IFRS measures” on page 1 and Section 6.

Net debt increased by $79.2 million to $5.5 billion as at December 31, 2023, from $5.4 billion as at December 31, 2022. The variance was primarily attributable to:

•A decrease of $112.4 million in single-family rental properties borrowings, driven primarily by debt repayments made to achieve lower leverage on certain Investment Vehicles.

•An offsetting increase of $169.9 million in corporate borrowings along with a decrease of $29.4 million in cash and restricted cash, of which $112.4 million was used for debt repayments as discussed above and $87.0 million was used to fund acquisitions and capital expenditures of single-family rental homes throughout 2023.

•An increase of $23.9 million in Canadian development properties borrowings as construction activities for The James (Scrivener Square) advanced during the year ended December 31, 2023.

The weighted average interest rate applicable to debt owed by the Company as at December 31, 2023 was 4.23%. The following table summarizes the debt structure and leverage position as at December 31, 2023:

(in thousands of U.S. dollars)
Debt structure	Balance	% of total	Weighted average interest rate(1)	Weighted average time to maturity (years)
Fixed	$4,433,100	75.7%	3.45%	3.38
Floating	1,426,599	24.3%	6.20%	2.10
Total/Weighted average	$5,859,699	100.0%	4.23%	3.07
(1) The weighted average effective interest rates as shown in the table above were based on average debt balances for the year ended December 31, 2023. The weighted average effective interest rates based on consolidated outstanding debt balances as at December 31, 2023 were 4.05% and 6.37% for fixed-rate debt and floating-rate debt, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

During the fourth quarter, the Company engaged in the following financing activities:

•On November 29, 2023, the Company entered into a new securitized loan facility with a total commitment of $360.2 million, a term to maturity of five years and an effective interest rate of 6.40%. This facility is secured by a pool of 1,685 single-family rental properties. The loan proceeds were primarily used to pay down the existing 2017-2 securitization fixed-rate debt.

•On November 30, 2023, the Company amended its JV-2 warehouse credit facility to decrease the commitment value from $134.5 million to $18.6 million with an interest rate cap of 3.25% SOFR. The coupon rate remained unchanged.

•On December 11, 2023, the Company amended the loan agreement in respect of the wholly-owned portfolio warehouse credit facility to increase the commitment value by $100.0 million to $200.0 million and extend the maturity of the facility by one year to January 2025. The coupon rate remained unchanged.

As at December 31, 2023, Tricon's near-term debt maturities included the Term Loan of $296.3 million which is secured by a portion of the wholly-owned single-family rental portfolio. Tricon's debt maturities as at December 31, 2023 are presented below, assuming the exercise of all extension options.

DEBT MATURITY ANALYSIS – as at December 31, 2023 *
2,500
2,000
1,500
1,000
500
0
(in millions of U.S. dollars)
309
903
2,093
937
1,618
2024
2025
2026
2027
2028
Single-family rental borrowings
Canadian development properties borrowings
Corporate borrowings

* Reflects the maturity dates after all extensions have been exercised.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

3.3    Subsequent events

Arrangement Agreement

On January 19, 2024, the Company announced that it had entered into the Arrangement Agreement, under which BREP X together with BREIT will acquire all outstanding common shares of the Company and each holder of common shares (other than Blackstone and dissenting shareholders) will be entitled to receive $11.25 per common share in cash (the “Go-Private Transaction”). The Go-Private Transaction is structured as a statutory plan of arrangement under the Business Corporations Act (Ontario). The completion of the Go-Private Transaction is expected to occur in the second quarter of 2024 and is subject to customary closing conditions, including court approval, the approval of Tricon shareholders (in accordance with the requirements of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) and regulatory approval under the Canadian Competition Act (which was obtained on February 19, 2024) and Investment Canada Act. Subject to and upon completion of the Go-Private Transaction, the Company expects that the common shares will no longer be listed on the NYSE or TSX and that the Company will apply to cease to be a reporting issuer under applicable Canadian securities laws. More information concerning the Arrangement Agreement and the Go-Private Transaction can be found in the Company’s Management Information Circular dated February 15, 2024, which has been filed and is available under Tricon’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

As part of the Go-Private Transaction, Tricon intends that during the pendency of the Go-Private Transaction its regular quarterly dividend will not be declared and it has agreed that the dividend reinvestment plan will be suspended. If the Arrangement Agreement is terminated, the Company intends to resume declaring and paying regular quarterly dividends on the common shares and to reinstate its dividend reinvestment plan.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

4.    Operating results of businesses

Management believes that information concerning the underlying activities within each of the Company’s operating businesses is useful for investors in understanding the Company’s overall performance, and this section presents key operating highlights for the quarter and for the year on a business-by-business basis. Management monitors the underlying activities within those businesses using non-IFRS measures and Key Performance Indicators ("KPIs"). A list of these measures and KPIs, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company’s businesses, is set out in Section 6. The supplemental measures presented herein are not recognized under IFRS and should not be construed as alternatives to net income determined in accordance with IFRS as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

The financial results and performance metrics in Section 4 and where indicated throughout this document reflect Tricon’s proportionate results, unless otherwise stated, as described in Section 6. Refer to “Non-IFRS measures” on page 1 and to Appendix A for IFRS reconciliations of financial information. The number of rental homes, properties or units quoted in Section 4 are presented in aggregate.

4.1    Single-Family Rental

Business update

The Company's single-family rental business continued to benefit from favorable demographic shifts driven by new household formation as well as population, job and wage growth in U.S. Sun Belt markets. Meanwhile, an imbalance continues to persist between the demand for affordable single-family homes, both for homebuyers and renters, and the supply of new construction. This imbalance, coupled with inflationary cost pressures, and higher mortgage rates which have dramatically increased the cost of owning versus the cost of renting, has made homeownership less attainable and increased demand for rental homes. Tricon’s relatively affordable single-family rental homes provide a much-needed alternative for those seeking the benefits of a home without the added cost of ownership.

These dynamics contributed to the Company's continued strong operating performance, including same home occupancy of 97.4%, same home resident turnover of 14.8% and same home blended rent growth of 6.0% during the quarter (comprised of 3.7% growth on new move-ins as well as 6.6% growth on renewals). The demand for Tricon's rental homes (as measured by leads per available home) remains strong; however, the rent growth on new move-ins has normalized towards pre-pandemic levels as a result of resident turnover skewing towards residents with shorter tenure. The Company continues to balance market rent growth appreciation and its embedded portfolio loss-to-lease with its continued efforts to self-govern and moderate rent growth for existing residents as a key component of its Single-Family Resident Bill of Rights and sustainability strategy.

Acquisitions and dispositions update

The Company acquired 264 homes during the quarter at an average cost of $286,000 per home, including closing costs and up-front renovations, for a total acquisition cost of $75.6 million (of which Tricon's proportionate share was $72.6 million). The acquisitions included 254 wholly-owned homes for $71.2 million, largely funded by dispositions as part of Tricon’s capital recycling program, and ten homes for $4.4 million owned through joint ventures. The average acquisition cost per home of $286,000 decreased by 7.7% sequentially from $310,000 in Q3 2023, and decreased by 13.6% year-over-year from $331,000 in Q4 2022. The decrease reflects Tricon’s disciplined approach to acquisitions, focused on selectively buying homes at a discount to list price to achieve a higher blended cap rate at or above the cost of long-term financing. A moderation in home prices year-over-year in select markets also contributed to the lower average acquisition cost.

During the quarter, Tricon disposed of 135 homes (132 wholly-owned homes for $48.5 million and three homes owned through joint ventures for $0.7 million) as part of its normal-course disposition program for non-core homes.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

The homes were typically sold via the retail home-sale channel, at an average price of $365,000 per home, in line with their IFRS fair value.

For the year ended December 31, 2023, the Company acquired 1,888 homes at an average cost of $316,000 per home, including closing costs and up-front renovations, for a total acquisition cost of $596 million (of which Tricon's proportionate share was approximately $352 million). For the year ended December 31, 2023, Tricon disposed of 668 homes at an average price of $344,000 per home.

OPERATING RESULTS – PROPORTIONATE TOTAL PORTFOLIO

For the periods ended December 31	Three months			Twelve months
(in U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Operating metrics(1)
Tricon wholly-owned rental homes	14,938	14,735	203	14,938	14,735	203
SFR JV homes	22,245	21,173	1,072	22,245	21,173	1,072
Rental homes(2)	37,183	35,908	1,275	37,183	35,908	1,275

Occupancy	94.6%	94.2%	0.4%	94.9%	93.8%	1.1%
Average monthly rent	$1,837	$1,741	$96	$1,803	$1,688	$115
(1) The operating metrics reflect Tricon's proportionate share of the total portfolio, other than the number of rental homes which is presented in aggregate. The occupancy and average monthly rent are KPIs and are defined in Section 6.
(2) Tricon's proportionate share of rental homes for the year ended December 31, 2023 was 21,994 (2022 - 21,464).

For the periods ended December 31	Three months				Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	% Variance	2023	2022	Variance	% Variance

Rental revenue(1)	$113,024	$103,096	$9,928	9.6%	$437,167	$386,770	$50,397	13.0%
Other revenue(1)	5,711	4,682	1,029	22.0%	21,773	20,457	1,316	6.4%
Total revenue from rental properties	118,735	107,778	10,957	10.2%	458,940	407,227	51,713	12.7%

Property taxes	19,512	16,350	3,162	19.3%	74,842	63,366	11,476	18.1%
Repairs and maintenance	4,636	4,659	(23)	(0.5%)	19,238	19,644	(406)	(2.1%)
Turnover	1,140	891	249	27.9%	5,148	4,293	855	19.9%
Property management expenses	7,345	6,934	411	5.9%	28,263	25,986	2,277	8.8%
Property insurance	1,427	1,315	112	8.5%	5,661	5,220	441	8.4%
Marketing and leasing	365	300	65	21.7%	1,294	1,201	93	7.7%
Homeowners' association (HOA) costs	2,003	2,002	1	—%	7,500	5,881	1,619	27.5%
Other direct expenses(2)	2,007	1,583	424	26.8%	7,456	6,093	1,363	22.4%
Total direct operating expenses	38,435	34,034	4,401	12.9%	149,402	131,684	17,718	13.5%

Net operating income (NOI)(3)	$80,300	$73,744	$6,556	8.9%	$309,538	$275,543	$33,995	12.3%
Net operating income (NOI) margin(3)	67.6%	68.4%			67.4%	67.7%
(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) Other direct expenses include property utilities, landscaping costs on vacant homes and other property operating costs associated with ancillary revenue offerings. Utility expenses including water, sewer, waste, gas, and electricity, as well as landscaping costs, are borne by the resident when a home is occupied; such expenses are only incurred by Tricon when a home is vacant or is being turned.
(3) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

Total portfolio NOI increased by $6.6 million or 8.9% to $80.3 million in the fourth quarter of 2023 compared to $73.7 million in the fourth quarter of 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

Rental revenue increased by $9.9 million or 9.6% during the quarter, driven primarily by a 5.5% increase in the average monthly rent ($1,837 in Q4 2023 vs. $1,741 in Q4 2022), a 0.4% increase in occupancy (94.6% in Q4 2023 vs. 94.2% in Q4 2022) and 2.5% portfolio growth (Tricon’s proportionate share of rental homes was 21,994 in Q4 2023 compared to 21,464 in Q4 2022). Other revenue also increased by $1.0 million as a result of a larger rental portfolio coupled with growth in ancillary revenue earned on services provided to residents such as smart-home technology and renters insurance.

Direct operating expenses increased by $4.4 million or 12.9% during the quarter, reflecting incremental costs incurred on a larger portfolio of homes, increased property taxes attributable to higher assessed home values and elevated property management costs reflecting a tighter labor market. Other direct expenses also contributed to the variance, reflecting higher costs of providing smart-home technology to residents and increased utility costs driven by higher rates.

OPERATING RESULTS – PROPORTIONATE SAME HOME PORTFOLIO

The same home portfolio includes homes that have been stabilized since September 30, 2021 as per the NAREIT guidelines (see Section 6).

For the same home portfolio, blended rent growth for the quarter was 6.0% (including 3.7% on new leases and 6.6% on renewals), accompanied by a 0.2% decrease in occupancy to 97.4% from 97.6% recorded in the comparative period. While rent growth has moderated throughout the year, it remains above long-term historical norms and is in line with seasonal trends as management aims to drive occupancy in the slower winter leasing period. Management expects the continued supply-demand imbalance, along with embedded portfolio loss-to-lease (estimated to be approximately 9% of market rents for the total proportionate portfolio and 11% for the proportionate same home portfolio), to drive healthy rent growth for the next few quarters (see “Forward-looking statements” on page 1). The Company’s continued focus on resident retention has resulted in maintaining relatively low annualized turnover of 14.8% compared to 13.2% in the same period of the prior year. These KPIs are defined in Section 6.

For the periods ended December 31	Three months			Twelve months
(in U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Operating metrics - same home(1)
Tricon wholly-owned rental homes	12,247	12,247	—	12,247	12,247	—
SFR JV homes	8,835	8,835	—	8,835	8,835	—
Rental homes	21,082	21,082	—	21,082	21,082	—

Occupancy	97.4%	97.6%	(0.2%)	97.4%	97.8%	(0.4%)
Annualized turnover rate	14.8%	13.2%	1.6%	16.8%	17.2%	(0.4%)

Average monthly rent	$1,782	$1,682	$100	$1,746	$1,639	$107

Average rent growth - renewal	6.6%	6.8%	(0.2%)	6.6%	6.5%	0.1%
Average rent growth - new move-in	3.7%	9.8%	(6.1%)	7.7%	15.5%	(7.8%)
Average rent growth - blended	6.0%	7.3%	(1.3%)	6.9%	8.2%	(1.3%)
(1) The operating metrics reflect Tricon's proportionate share of the same home portfolio, other than the total number of homes comprising the same home portfolio which is presented in aggregate.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

For the three months ended December 31
(in thousands of U.S. dollars)	2023	% of revenue	2022	% of revenue	Variance	% Variance

Rental revenue(1)	$78,401		$73,594		$4,807	6.5%
Other revenue(1)	3,377		2,937		440	15.0%
Total revenue from rental properties	$81,778	100.0%	$76,531	100.0%	$5,247	6.9%

Property taxes	13,206	16.1%	11,537	15.1%	1,669	14.5%
Repairs and maintenance	3,332	4.1%	3,481	4.5%	(149)	(4.3%)
Turnover	640	0.8%	651	0.9%	(11)	(1.7%)
Property management expenses	4,251	5.2%	4,134	5.4%	117	2.8%
Property insurance	997	1.2%	859	1.1%	138	16.1%
Marketing and leasing	133	0.2%	103	0.1%	30	29.1%
Homeowners' association (HOA) costs	1,276	1.6%	1,380	1.8%	(104)	(7.5%)
Other direct expenses(2)	1,273	1.6%	1,004	1.3%	269	26.8%
Total direct operating expenses	25,108		23,149		1,959	8.5%

Net operating income (NOI)(3)	$56,670		$53,382		$3,288	6.2%
Net operating income (NOI) margin(3)	69.3%		69.8%
(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) Other direct expenses include property utilities, landscaping costs on vacant homes and other property operating costs associated with ancillary revenue offerings. Utility expenses including water, sewer, waste, gas and electricity, as well as landscaping costs, are borne by the resident when a home is occupied; such expenses are only incurred by Tricon when a home is vacant or is being turned.
(3) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

For the year ended December 31
(in thousands of U.S. dollars)	2023	% of revenue	2022	% of revenue	Variance	% Variance

Rental revenue(1)	$306,017		$286,787		$19,230	6.7%
Other revenue(1)	12,825		13,296		(471)	(3.5%)
Total revenue from rental properties	$318,842	100.0%	$300,083	100.0%	$18,759	6.3%

Property taxes	51,402	16.1%	46,211	15.4%	5,191	11.2%
Repairs and maintenance	13,761	4.3%	14,706	4.9%	(945)	(6.4%)
Turnover	3,135	1.0%	3,565	1.2%	(430)	(12.1%)
Property management expenses	17,054	5.3%	16,607	5.5%	447	2.7%
Property insurance	3,818	1.2%	3,434	1.1%	384	11.2%
Marketing and leasing	517	0.2%	438	0.1%	79	18.0%
Homeowners' association (HOA) costs	4,791	1.5%	4,207	1.4%	584	13.9%
Other direct expenses(2)	4,492	1.4%	3,924	1.3%	568	14.5%
Total direct operating expenses	98,970		93,092		5,878	6.3%

Net operating income (NOI)(3)	$219,872		$206,991		$12,881	6.2%
Net operating income (NOI) margin(3)	69.0%		69.0%
(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) Other direct expenses include property utilities, landscaping costs on vacant homes and other property operating costs associated with ancillary revenue offerings. Utility expenses including water, sewer, waste, gas and electricity, as well as landscaping costs, are borne by the resident when a home is occupied; such expenses are only incurred by Tricon when a home is vacant or is being turned.
(3) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

Total revenue for the same home portfolio increased by $5.2 million or 6.9% to $81.8 million in the fourth quarter of 2023 compared to $76.5 million for the same period in the prior year. This favorable change was primarily attributable to the following:

•Rental revenue – Rental revenue was $78.4 million compared to $73.6 million in the comparative period, representing an increase of 6.5%. This favorable variance was primarily attributable to an increase of 5.9% in the average monthly rent per occupied home ($1,782 in Q4 2023 compared to $1,682 in Q4 2022), and

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

the Company's successful collection efforts during the quarter, which reduced bad debt expense below historical trends to 0.6% of revenue compared to 1.3% in the comparative period. This was partially offset by a 0.2% decrease in occupancy from 97.6% to 97.4%.

•Other revenue – Other revenue was $3.4 million compared to $2.9 million in the fourth quarter of 2022, an increase of 15.0%. The Company earned incremental fees from higher resident enrollment in its renters insurance program and expanded smart-home offerings, providing residents with keyless access, smart thermostats, and a suite of in-home sensors (approximately 61% of same home properties or 12,789 homes were smart-home enabled in the current quarter compared to 52% or 10,896 homes in the same period in the prior year).

Same home operating expenses increased by $2.0 million or 8.5% to $25.1 million in the fourth quarter of 2023 from $23.1 million during the same period in 2022. The variance is largely attributable to the following:

•Property taxes – Property taxes were $13.2 million compared to $11.5 million in the comparative period, an increase of 14.5%, reflecting significantly higher year-over-year home value assessments. The current period's tax accrual was trued up based on the final tax assessments received in most markets, resulting in a 11.2% year-over-year increase for the full year. Tricon continues to work with a property tax consultant to monitor and appeal tax assessments where appropriate.

•Repairs and maintenance – Repairs and maintenance expenses were $3.3 million compared to $3.5 million in the comparative period, a decrease of 4.3%. This favorable change was attributable to the Company’s focus on cost management, which was evidenced by refining and managing work scopes as well as undertaking a higher number of work orders in-house, both of which led to the overall decrease in expense.

•Property management expenses – Property management expenses were $4.3 million compared to $4.1 million in the comparative period, an increase of 2.8% which was relatively contained given the tight labor market.

•Homeowners' association ("HOA") costs – Homeowners' association costs were $1.3 million compared to $1.4 million in the comparative period, a decrease of 7.5%. The decrease in HOA expense was attributable to a lower volume of violations relative to the comparative period, partially offset by increases in annual HOA dues.

•Other direct expenses – Other direct expenses were $1.3 million compared to $1.0 million in the comparative period, an increase of 26.8%. This was primarily driven by increased utility costs from higher utility rates and lower average physical occupancy compared to the prior year period. In addition, higher renters insurance enrollments and an increased number of smart home installations caused other direct expenses to rise.

Same home NOI increased by 6.2% to $56.7 million in the fourth quarter of 2023 compared to $53.4 million in the fourth quarter of 2022. Same home NOI margin decreased slightly to 69.3% from 69.8% in the same period in the prior year as year-over-year revenue growth was offset by higher expense growth, mainly in property tax, property insurance, and other direct expenses as discussed above.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

4.2    Adjacent residential businesses

4.2.1    Multi-Family Rental

Tricon's multi-family rental business segment includes a portfolio of two Class A high-rise properties in downtown Toronto known as The Selby and The Taylor, the latter of which achieved stabilization at the end of the third quarter of 2023. There are nine other properties in downtown Toronto that are currently under development or lease-up and are discussed in Section 4.2.2.

OPERATING RESULTS - PROPORTIONATE TOTAL PORTFOLIO

The portfolio generated net operating income for the quarter of C$0.9 million and achieved average monthly rent of C$3,031, an increase of 124.1% and 12.9%, respectively, compared to the same period in the prior year. The increase in net operating income was primarily driven by the inclusion of The Taylor during the current quarter, which contributed C$0.4 million of net operating income to the portfolio. The Taylor's strong operating results were supported by a healthy occupancy of 98.0% and average monthly rent of C$3,273.

For the periods ended December 31	Three months			Twelve months
(in Canadian dollars)	2023	2022	Variance	2023	2022	Variance

Number of properties	2	1	1	2	1	1
Number of units	786	500	286	786	500	286

Occupancy	96.9%	98.0%	(1.1)%	97.7%	98.1%	(0.4)%
Average monthly rent	$3,031	$2,685	$346	$2,837	$2,558	$279

For the three months ended December 31
(in thousands of Canadian dollars, unless otherwise indicated)	2023		2022		Variance		% Variance

Total revenue from rental properties		$1,618		$642		$976	152.0%
Total direct operating expenses	688		227		461		203.1%

Net operating income (NOI)(1),(2)		$930		$415		$515	124.1%
Net operating income (NOI) margin(2)	57.5%		64.6%
Net operating income (NOI)(1),(2)	US$	683	US$	306	US$	377	123.2%

For the year ended December 31
(in thousands of Canadian dollars, unless otherwise indicated)	2023		2022		Variance		% Variance

Total revenue from rental properties		$3,576		$2,469		$1,107	44.8%
Total direct operating expenses	1,429		914		515		56.3%

Net operating income (NOI)(1),(2)		$2,147		$1,555		$592	38.1%
Net operating income (NOI) margin(2)	60.0%		63.0%
Net operating income (NOI)(1),(2)	US$	1,587	US$	1,195	US$	392	32.8%
(1) All dollar amounts in this table represent Tricon's share of the operating results.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

OPERATING RESULTS - PROPORTIONATE SAME PROPERTY PORTFOLIO

Rental market conditions in downtown Toronto remained robust amidst inflationary cost pressures during the fourth quarter of 2023. The Selby maintained a relatively low annualized turnover due to the Company's focus on resident retention, improving to 17.6% compared to 24.0% during the same period in the prior year. Blended rent growth was 6.6% in the fourth quarter, driven by healthy new-lease and renewal rent growth as the number of leases with pandemic-era rents at the property continued to diminish. Meanwhile, occupancy declined modestly to 96.4% compared to 98.0% during the same period in the prior year as the Company balanced occupancy and effective rent to drive rental revenue.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

The Selby generated net operating income for the quarter of C$0.5 million, an increase of 19.3% compared to the same period in the prior year, attributable to favorable prior year property tax adjustments settled during the quarter.

For the periods ended December 31	Three months						Twelve months
(in Canadian dollars)		2023		2022		Variance		2023		2022		Variance

Number of properties	1		1		—		1		1		—
Number of units	500		500		—		500		500		—

Occupancy		96.4%		98.0%		(1.6%)		97.5%		98.1%		(0.6%)
Annualized turnover rate		17.6%		24.0%		(6.4%)		25.6%		29.6%		(4.0%)

Average monthly rent		$2,897		$2,685		$212		$2,804		$2,558		$246

Average rent growth - renewal		5.9%		8.3%		(2.4%)		5.4%		15.3%		(9.9%)
Average rent growth - new move-in		8.3%		18.0%		(9.7%)		12.0%		17.7%		(5.7%)
Average rent growth - blended		6.6%		11.4%		(4.8%)		7.3%		16.2%		(8.9%)

Net operating income (NOI)(1),(2)		$495		$415		$80		$1,712		$1,555		$157
Net operating income (NOI) margin(2)		74.3%		64.6%				65.2%		63.0%
Net operating income (NOI)(1),(2)	US$	363	US$	306	US$	57	US$	1,267	US$	1,195	US$	72

(1) All dollar amounts in this table represent Tricon's 15% share of the operating results.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

4.2.2    Residential Development

Tricon's residential development business segment currently includes (i) new Class A multi-family rental apartments in Canada that are in the development and construction stages and two income-producing properties that are not yet stabilized, (ii) build-to-rent, dedicated single-family rental communities in the United States with the intention to operate as part of the single-family rental portfolio upon stabilization, and (iii) legacy investments in for-sale housing development projects predominantly in the United States.

As at (in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Canadian residential developments	$221,384	$221,250
U.S. residential developments	154,971	138,369

Net investments in residential developments	$376,355	$359,619

Net investments in residential developments as a % of total real estate assets	3%	3%

Canadian residential developments

The Company is one of the most active rental developers in downtown Toronto with nine projects totaling 4,784 units, comprising seven projects in pre-construction or under construction and two income-producing properties (Maple House and The Ivy) that were not yet fully stabilized during the fourth quarter of 2023. The Company's portfolio also includes an existing commercial property, The Shops of Summerhill, adjacent to The James development project.

The Ivy welcomed its first residents during the quarter and 15% of the building was leased as at December 31, 2023. The Ivy is a 231-unit mixed-use rental community located in the heart of downtown Toronto, offering easy access to local universities, hospitals and subway transit.

Leasing velocity continued to gain momentum at Maple House in the fourth quarter of 2023, driven by strong demand for market units and an undersupply of affordable housing. At the end of the quarter, 34% of units were leased, reflecting the positive market response to Maple House’s location in Toronto's historic Distillery District, and its award-winning design and architecture.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

As at December 31, 2023, the carrying value of Tricon's net assets in its Canadian multi-family development portfolio was $221.4 million. The following table summarizes the net assets by stage of development.

	December 31, 2023				December 31, 2022
(in thousands of U.S. dollars)	Tricon's share of property value	Tricon's share of debt and lease obligations(1)	Tricon's share of net working capital and other items	Tricon's net assets (2)	Tricon's share of property value	Tricon's share of debt and lease obligations(1)	Tricon's share of net working capital and other items	Tricon's net assets (2)

Projects in pre-construction	$19,352	$(12,104)	$389	$7,637	$14,361	$(11,432)	$185	$3,114
Projects under construction(3)	246,252	(84,552)	(10,664)	151,036	177,732	(38,300)	(3,756)	135,676
Project in lease-up(4),(5)	169,851	(123,198)	(5,971)	40,682	184,398	(116,453)	(7,103)	60,842
Stabilized commercial property(6)	36,444	(16,162)	1,747	22,029	35,586	(15,972)	2,004	21,618
Total	$471,899	$(236,016)	$(14,499)	$221,384	$412,077	$(182,157)	$(8,670)	$221,250

Equity-accounted investments in Canadian residential developments	$302,136	$(191,077)	$(11,723)	$99,336	$275,664	$(161,153)	$(7,973)	$106,538
Canadian development properties, net of debt	169,763	(44,939)	(2,776)	122,048	136,413	(21,004)	(697)	114,712
Total	$471,899	$(236,016)	$(14,499)	$221,384	$412,077	$(182,157)	$(8,670)	$221,250
(1) Tricon's share of debt and lease obligations of $236,016 (December 31, 2022 - $182,157) consists of $201,367 of land and construction loans (net of deferred financing fees) and $34,649 of lease obligations under ground leases (December 31, 2022 - $148,694 and $33,463, respectively).
(2) Represents Tricon's share of development properties and other working capital items, net of debt and lease obligations.
(3) In Q1 2023, the Company started construction of The Spoke, now categorized with Projects under construction. Comparative figures have been reclassified to Projects under construction to conform with current period presentation.
(4) Includes Maple House, which began generating rental income during Q3 2023, and The Ivy, which began lease-up in Q4 2023. Comparative figures have been reclassified to Projects in lease-up to conform with current period presentation.
(5) In Q4 2023, The Taylor was reclassified from the residential development segment to Tricon's multi-family rental business segment.
(6) Represents The Shops of Summerhill, an adjacent commercial property to The James development project.

Projected units and timelines are estimated based on current project plans which are subject to change. Refer to page 1, "Forward-looking statements". Although the portfolio experienced pressures on construction timelines and costs associated with the current inflationary environment, the Company leveraged its strong trade relationships to minimize construction delays and reduce the impact of cost increases.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

Investments in U.S. residential developments

The Company’s U.S. residential developments include the development of dedicated single-family communities, and legacy investments in for-sale housing, including land development and homebuilding projects.

Tricon develops single-family rental communities through its two joint venture partnerships with the Arizona State Retirement System which have a total equity commitment of $950 million. The total portfolio comprising both joint venture partnerships currently consists of 2,354 build-to-rent units under development across 15 communities in Texas, California and Nevada. These investments in single-family rental communities represent $31.9 million of Tricon’s $155.0 million total U.S. residential development investments at fair value.

The Company’s legacy for-sale housing investments are structured as self-liquidating investments with cash flows generated as land, lots or homes are sold to third-party buyers (typically large homebuilders or commercial developers in the case of land and end consumers for homebuilding). These investments represent $123.1 million of Tricon’s $155.0 million total U.S. residential development investments at fair value.

In aggregate, the Company's U.S. residential development investments represent 1.2% of the Company's total assets and are expected to generate approximately $258.5 million of net cash flow to Tricon, with the majority anticipated over the next five years (see “Non-IFRS measures and forward-looking statements” on page 1).

During the fourth quarter of 2023, these assets generated $20.4 million of distributions to Tricon, including $6.2 million of performance fees.

(in thousands of U.S. dollars)	Advances to date	Distributions to date(1)	Tricon's fair value of investment	Projected distributions net of advances remaining(2)

Investments in U.S. residential developments	$556,619	$573,429	$154,971	$258,533
(1) Distributions include repayments of preferred return and capital.
(2) Projected distributions are based on current project plans which are subject to change. Refer to page 1, "Forward-looking statements".

The scheduled time frame for Tricon to receive the projected net distributions remaining, which is based on current project plans and subject to change (refer to page 1, "Forward-looking statements"), is as follows:

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total

Projected distributions net of advances remaining	$61,045	$153,461	$44,027	$258,533

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

4.3    Strategic Capital

Through its Strategic Capital business, Tricon earns fees from managing third-party capital co-invested in its real estate assets. Activities of this business include providing asset management, property management and development management services. The Company intends to continue raising and managing third-party capital to generate scale and drive operational synergies, diversify its investor base, capitalize on opportunities that would otherwise be too large for the Company, reduce its balance sheet exposure to development activities, and enhance Tricon’s return on equity by earning asset management and other fees.
Performance overview

The following table provides details of revenue from Strategic Capital services for the three and twelve months ended December 31, 2023 and 2022, including inter-segment revenues eliminated upon consolidation.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Asset management fees(1)	$2,862	$2,977	$(115)	$11,290	$12,431	$(1,141)
Performance fees(2)	6,225	—	6,225	10,359	110,330	(99,971)
Development fees(3)	9,962	9,753	209	31,034	26,826	4,208
Property management fees(4)	578	2,090	(1,512)	1,775	10,501	(8,726)
Revenue from strategic capital services	19,627	14,820	4,807	54,458	160,088	(105,630)

Asset management fees(5)	$2,660	$2,492	168	9,249	10,035	(786)
Property management fees (6)	2,052	3,618	(1,566)	12,173	21,938	(9,765)
Fees eliminated upon consolidation	4,712	6,110	(1,398)	21,422	31,973	(10,551)

Performance fees realized on sale of U.S. multi-family rental portfolio(2)	—	99,865	(99,865)	—	—	—
Total FFO(7) impact from fees	$24,339	$120,795	$(96,456)	$75,880	$192,061	$(116,181)
(1) Ranges typically from 0.2-2% of committed or invested capital throughout the lives of the Investment Vehicles under management.
(2) Calculated as approximately 20% (in most cases) of net cash flow after investors’ capital has been returned, together with a pre-tax preferred return on capital of, typically, between 8% and 10%. Performance fees of $99.9 million were earned in the third quarter of 2022 in respect of the sale of the U.S. multi-family rental portfolio. As the transaction closed and cash was received during the fourth quarter, these performance fees are included in the Core FFO calculation as an add-back for the three months ended December 31, 2022, while being presented as a line item under performance fees for the twelve months ended December 31, 2022.
(3) Calculated as 2-5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, and 4-5% of overall development costs of Canadian multi-family rental apartments.
(4) Includes 4-7.75% of rental revenue from multi-family rental properties, build-to-rent single-family homes and other ancillary fees.
(5) Asset management fees earned from the limited partners of the single-family rental joint ventures are eliminated upon the consolidation of these Investment Vehicles; however, such fees are accounted for within Tricon's proportionate Core FFO.
(6) Property management fees (including acquisition fees calculated at 1% of pre-renovation costs and leasing fees) earned from the limited partners of the single-family rental joint ventures are eliminated upon the consolidation of these Investment Vehicles. Such fees are accounted for within Tricon's proportionate Core FFO. The details of property management fees are as follows:

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Leasing fees	$2,038	$2,557	$(519)	$10,244	$10,383	$(139)
Acquisition fees	14	1,061	(1,047)	1,929	11,555	(9,626)
Property management fees	$2,052	$3,618	$(1,566)	$12,173	$21,938	$(9,765)
(7) Non-IFRS measure; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

The following table provides details of the total FFO impact from Strategic Capital services:

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Asset management fees	$5,522	$5,469	$53	$20,539	$22,466	$(1,927)
Performance fees	6,225	99,865	(93,640)	10,359	110,330	(99,971)
Development fees	9,962	9,753	209	31,034	26,826	4,208
Property management fees	2,630	5,708	(3,078)	13,948	32,439	(18,491)
Total FFO impact from fees	$24,339	$120,795	$(96,456)	$75,880	$192,061	$(116,181)

Asset management fees

Tricon earns asset management fee revenue on $2.6 billion of fee-bearing capital across its business segments. Asset management fee revenues for this quarter remained flat at $5.5 million compared to the fourth quarter of 2022.

Performance fees

Performance fee revenues recognized for the fourth quarter were $6.2 million compared to none in the prior year comparative period. Performance fee revenue of $99.9 million was recognized upon the sale of the U.S. multi-family rental portfolio in the third quarter of 2022, while the FFO impact was recognized upon receipt of cash in the fourth quarter of 2022. The Company earns performance fees once targeted returns are achieved by Investment Vehicles and records them only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return.

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total

Estimated future performance fees (1)(2)	$21,000	$113,000	$5,000	$139,000
(1) The projected future performance fees for a period exceeding five years have been adjusted to accommodate the downward shifts in the anticipated future performance of the Company's underlying Investment Vehicles. This aligns with recent economic conditions and consequently reduces the fair value assumed upon exit, resulting in a downward adjustment of approximately 20% in total estimated future performance fees.
(2) Estimated future performance fees are calculated pursuant to current business plans, which involve estimating future cash flows from operations and eventual sale, less construction and development costs, to determine the quantum and timing of funding requirements and cash distributions for each Investment Vehicle. Such estimated future performance fees are discounted based on expected time horizons and risk (including the risks set out in the AIF and the risk that future performance does not align with assumptions noted under the heading "Forward-looking statements" on page 1), and presented above before the deduction of any amounts paid to employees under the LTIP and performance fee expense to unitholders of the participation arrangements. Forward-looking information; see page 1.

Development fees

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

The Johnson Companies (“Johnson”)	$8,681	$8,319	$362	$26,052	$21,248	$4,804
Tricon Development Group ("TDG")	1,281	1,434	(153)	4,982	5,578	(596)
Development fees	$9,962	$9,753	$209	$31,034	$26,826	$4,208

Development fee revenue remained consistently strong year-over-year. Johnson's performance continues to excel in the current quarter, notwithstanding the prior year's exceptional result driven by a substantial commercial land bulk sale. This strong performance was partially offset by decreased fees from Canadian residential development projects as certain projects entered their lease-up phase.

Property management fees

The Company earned $2.6 million in property management fees in the quarter through its rental operating platform, representing a $3.1 million decrease from the comparative period. This decrease was driven primarily by a reduction in acquisition fees as a result of fewer acquisitions of SFR homes, as well as lower property management

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

fees following the divestiture of Tricon's interest in the U.S. multi-family rental portfolio which occurred on October 18, 2022.

Corporate overhead efficiency

Fees earned from managing third-party capital allow Tricon to improve operating efficiency and offset corporate overhead expenses. The following table provides details of the Company's net overhead expenses for the three and twelve months ended December 31, 2023 and 2022:

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Total FFO impact from fees (excluding performance fees)	$18,114	$20,930	$(2,816)	$65,521	$81,731	$(16,210)

Salaries and benefits	(11,524)	(14,106)	2,582	(53,672)	(55,040)	1,368
Cash-based AIP expense	(4,090)	(3,990)	(100)	(12,519)	(20,307)	7,788
General and administration expense in Core FFO(1)	(12,483)	(13,219)	736	(50,203)	(48,008)	(2,195)
Recurring gross overhead expenses	$(28,097)	$(31,315)	$3,218	$(116,394)	$(123,355)	$6,961

Overhead expenses, net	(9,983)	(10,385)	402	(50,873)	(41,624)	(9,249)

Total FFO impact from fees (excluding performance fees) as a percentage of recurring gross overhead expenses	64%	67%	(3%)	56%	66%	(10%)
(1) See Appendix A for reconciliation to general and administration expense per the Company's consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

5.    Liquidity and capital resources

5.1    Financial strategy

The Company seeks to maintain financial strength and flexibility by lowering its cost of debt and equity capital and minimizing interest rate fluctuations over the long term. Some key elements of Tricon’s financing strategy are:

•Using various forms of debt such as fixed-rate or floating-rate bank financing and unsecured debentures with conversion features, and attempting to stagger the maturity of its obligations. The Company typically purchases interest rate caps to limit its exposure to variable interest rate increases.

•Using convertible or exchangeable securities where the principal can be redeemed by the issuance of common shares at the Company’s option.

•Where appropriate, raising equity through the public or private markets in the U.S. and Canada to finance its growth and strengthen its financial position.

5.2    Liquidity

Tricon generates substantial liquidity through:

•Stable cash flow received from our single-family rental business.

•Cash distributions from operating cash flow generated by our multi-family rental businesses.

•Cash distributions from land, lot and home sales in our legacy for-sale housing business.

•Fee income from our Strategic Capital business.

•Repatriation of capital extracted through refinancings.

•Cash distributions generated from the turnover of assets with shorter investment horizons.

•Syndicating investments to private investors and thereby extracting Tricon's invested capital.

To enable us to react to attractive acquisition or investment opportunities and deal with contingencies when they arise, we typically maintain sufficient liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity consist of cash and a corporate credit facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

Contractual obligations

The following table presents the contractual maturities of the Company’s financial liabilities at December 31, 2023, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at December 31, 2023	Due on demand and in 2024	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total

Liabilities
Debt(1)	309,116	2,995,746	2,554,837	—	5,859,699
Other liabilities	—	14,647	11,286	14,402	40,335
Limited partners' interests in single-family rental business	—	915,983	1,106,088	278,223	2,300,294
Derivative financial instruments	—	—	—	53,788	53,788
Due to Affiliate	—	—	—	295,325	295,325
Amounts payable and accrued liabilities	150,221	—	—	—	150,221
Resident security deposits	85,196	—	—	—	85,196
Dividends payable	15,856	—	—	—	15,856
Total	$560,389	$3,926,376	$3,672,211	$641,738	$8,800,714
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

Working capital

As at December 31, 2023, Tricon had a net working capital deficit of $288.4 million, reflecting current assets of $272.0 million, offset by current liabilities of $560.4 million. The working capital deficit primarily results from the term loan with an outstanding balance of $296.3 million maturing in April 2024. The Company has an option to extend the term loan's maturity to October 2024 and is actively working with the lender to further extend the term of this facility beyond 2024. The Company has determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows.

As of December 31, 2023, there was $170.0 million outstanding under the Company's corporate credit facility with $330.0 million remaining undrawn on that facility.

5.3    Capital resources

Debt structure

Management mitigates interest rate risk by maintaining the majority of its debt at fixed rates. The impact of variable interest rate increases or decreases is discussed in the Company’s financial statements. Management also mitigates its exposure to fixed-rate interest risk by staggering maturities with the objective of achieving even, annual maturities over a ten-year time horizon to reduce Tricon’s exposure to interest rate fluctuations in any one period. The Company’s long-term debt structure is presented in Note 19 of the Company's consolidated financial statements, which information is incorporated herein by reference, and further summarized in Section 3.2 of this document.

The Company provides financial guarantees for land loans and construction loans in its residential development business.

As at December 31, 2023, the Company was in compliance with all of its financial covenants.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

Equity issuance and cancellations

As at December 31, 2023, there were 273,385,554 common shares issued by the Company, of which 272,637,823 were outstanding and 747,731 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan. In addition, the Company had 3,631,723 outstanding stock options and 2,334,338 outstanding deferred share units (DSUs).

The Company’s Dividend Reinvestment Plan (“DRIP”) provides eligible holders of common shares with the opportunity to reinvest their cash dividends paid on the Company’s common shares to purchase additional common shares at a price equal to the average market price (as defined in the DRIP) on the applicable dividend payment date, less an applicable discount of up to 5% determined by the Board from time to time.

On October 13, 2022, the Company announced that the TSX had approved its notice of intention to make a normal course issuer bid ("NCIB") to repurchase up to 2,500,000 of its common shares trading on the TSX, the NYSE and/or alternative Canadian trading systems during the twelve-month period ending on October 17, 2023. During the year ended December 31, 2023, the Company repurchased 525,267 of its common shares on the TSX and 523,413 shares on the NYSE under the NCIB for $8.7 million, all of which were repurchased in the first quarter. The repurchased common shares were subsequently cancelled.

Pursuant to and during the pendency of the Arrangement Agreement, the Company intends that its regularly quarterly dividend will not be declared and has suspended the DRIP. See Section 3.3 of this document and Note 40 to the consolidated financial statements for details.

The following table summarizes the Company's equity capital structure at December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022	Variance

Common shares outstanding(1)	272,637,823	272,840,692	(202,869)
Restricted common shares	747,731	624,088	123,643
Number of basic common shares issued	273,385,554	273,464,780	(79,226)

Outstanding stock options	3,631,723	3,839,723	(208,000)
Outstanding deferred share units (DSUs)	2,334,338	2,419,824	(85,486)
Common shares underlying exchangeable preferred units	34,744,118	34,744,118	—
(1) Common shares outstanding as at December 31, 2023 includes 554,906 common shares issued under the Dividend Reinvestment Plan ("DRIP") during the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

6.    Operational key performance indicators

The non-IFRS financial measures, non-IFRS ratios and KPI supplementary financial measures discussed throughout this MD&A for each of the Company’s business segments are calculated based on Tricon's proportionate share of each portfolio or business and are defined and discussed below. The presentation on a proportionate basis reflects only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests. The Company believes that providing these measures on a proportionate basis is helpful to investors in assessing the overall performance of the Company’s business. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. See “Non-IFRS measures” on page 1 and Appendix A.

Single-family and multi-family rental

•Net operating income ("NOI") represents total revenue from rental properties, less direct operating expenses and property management expenses. NOI excludes non-property specific and indirect overhead expenses, interest expense and non-core income or expenses such as gains or losses on the disposition of rental properties. Tricon believes NOI is a helpful metric to evaluate the performance of its rental business and compare it to industry peers.

•Net operating income ("NOI") margin represents net operating income as a percentage of total revenue from rental properties.

•Occupancy rate represents the total number of days that units were occupied during the measurement period, divided by the total number of days that the units were owned during the measurement period (excluding units held for sale). Management believes occupancy is a main driver of rental revenues and that comparing occupancy across different periods is helpful in evaluating changes in rental revenues.

•Annualized turnover rate during the period represents the number of resident move-outs divided by the weighted average number of rental units (excluding units held for sale) in the period, annualized for a twelve-month period. Management believes the annualized turnover rate impacts occupancy and therefore revenue, as well as the cost to maintain the rental portfolios.

•Average monthly rent represents average monthly rental income per unit for occupied units and reflects the impact of rent concessions amortized over the life of the related leases. Tricon believes average monthly rent reflects pricing trends which impact rental revenue over time.

•Average rent growth during the period represents the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease and reflects the impact of rent concessions amortized over the life of the related lease. Leases are either renewal leases, where a current resident chooses to stay for a subsequent lease term, or a new lease, where a previous resident moves out and a new resident signs a lease to occupy the same unit. Average rent growth drives average monthly rent and management finds it is useful to evaluate changes in rental revenue across periods.
•“Same home” or “same home portfolio” includes homes that were stabilized 90 days prior to the first day of the prior-year comparative period as per the guidelines of the National Rental Home Council. It excludes homes that have been sold, homes that have been designated for sale and homes taken out of service as a result of a major renovation. This same home portfolio is defined on January 1 of each reporting year. Based on this definition, any home currently included in the same home portfolio will have satisfied the conditions described above prior to September 30, 2021, and those homes have been held in operations throughout the full periods presented in both 2022 and 2023.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

•"Same property" or "same property portfolio" is defined as all stabilized multi-family properties owned by the Company continuously since the first day of the prior-year comparative period. It excludes properties that have not yet stabilized, properties that have been sold and properties that have been designated for sale during the current or comparative reporting period. Based on this definition, any property currently included in the same property portfolio will have satisfied the conditions described above and have been held in operations throughout the full periods presented in both 2022 and 2023.

Strategic Capital (previously reported as private funds and advisory)

•Total fee revenue represents total asset management, property management, development management and performance fees earned, excluding inter-company fees earned.

•Assets Under Management (“AUM”) includes balance sheet capital invested in the Company's principal investments and capital managed on behalf of third-party investors and is a helpful measure in evaluating the Company’s ability to grow and manage strategic capital. AUM is calculated as follows:

ASSETS UNDER MANAGEMENT
Principal Assets Under Management
Single-family rental, multi-family rental and Canadian residential developments	Fair value of rental and development properties plus unfunded commitment
U.S. residential developments	Fair value of invested capital plus unfunded commitment
Third-Party Assets Under Management
Single-family rental, multi-family rental and Canadian residential developments	Fair value of rental and development properties plus unfunded commitment
U.S. residential developments
For-sale housing	Outstanding invested equity and unfunded commitment
Build-to-rent	Outstanding invested equity and project-level funded debt plus unfunded commitment

Company operating performance

Funds from operations (“FFO”), core funds from operations (“Core FFO”) and adjusted funds from operations ("AFFO") are metrics that management believes to be helpful in evaluating the Company's operating performance, considering the recent expansion of its residential rental portfolio. These are metrics commonly used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income-producing properties. Management believes that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall performance of the Company’s business.

•FFO represents net income excluding the impact of fair value adjustments and amortization of intangibles arising from business combinations. The Company's definition of FFO reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts ("NAREIT"). In addition to the adjustments prescribed by NAREIT, Tricon excludes any fair value gains that arise as a result of reporting under IFRS, except for fair value gains arising from Tricon's U.S. residential developments business which are intended to act as a proxy for cash generation.

•Core FFO presents FFO as a normalized figure, adjusting for items which are not likely to occur on a regular basis or are otherwise not representative of the ongoing operating performance of the Company. These adjustments can include, but are not limited to, transaction costs, interest on Due to Affiliate, fees eliminated upon consolidation, non-cash items, enterprise risk management ("ERP") system implementation costs, initial set-up fees of information technology infrastructure, SOX-related implementation and consulting costs, costs incurred to process COVID-19 pandemic-related backlogs, business restructuring expenses, legal reorganization costs, implementation costs of new initiatives (e.g. sustainability, reporting, business lines), office expansion or relocation expenses, corporate brand-building costs and one-time donations.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

•AFFO represents Core FFO less recurring capital expenditures, which represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated.

•Effect of FFO, Core FFO and AFFO from discontinued operations is presented on a combined basis with continued operations.

Tricon’s method of calculating FFO is substantially in accordance with NAREIT’s recommendations, but may differ from other issuers’ methods and, accordingly, may not be comparable to FFO reported by other issuers.

Core FFO and AFFO per share amounts are calculated based on the weighted average common shares outstanding in the period, assuming the conversion of all potentially dilutive shares (including exchangeable preferred units) to show the full dilutive impact to shareholders.

Core FFO and AFFO payout ratios are calculated by dividing dividends declared for the period by Core FFO and AFFO, respectively, which are indicative of the Company's ability to fund dividend payments using cash from operations.

Net debt

Net debt represents the Company's total current and long-term debt per its financial statements, less its cash and restricted cash. Management believes it is a helpful liquidity measure to reflect the Company's ability to meet all of its obligations simultaneously if they were due immediately.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

7.    Accounting estimates and policies, controls and procedures, and risk analysis

7.1    Revenue and income recognition

The following table summarizes the revenue earned from the Company’s business segments.

TOTAL REVENUE
Revenue
Revenue from single-family rental properties	• Lease revenue is primary rental revenue from a lease contract, earned directly from leasing the homes.
• Ancillary revenue is income earned from residents that is not primary rental revenue from a lease contract. Ancillary revenue includes pet fees, early termination fees and other service fees.
• Non-lease revenue includes property management services, such as repairs and maintenance performed on the properties.
Revenue from strategic capital services	• Asset management fees from managing third-party capital invested through Investment Vehicles within the single-family rental, multi-family rental and residential development businesses.
• Performance fees from Investment Vehicles.
• Development management and advisory fees generated from residential development projects.
• Property management fees from managing single-family rental homes and multi-family rental properties.

Revenue from single-family rental properties
Revenue recognition under a lease commences when a resident has a right to use the leased asset, which is typically when the resident takes possession of, or controls the physical use of, the leased property. Generally, this occurs on the lease commencement date.

Lease contracts with residents normally include lease and non-lease components, which may be bundled into one fixed gross lease payment. Lease revenue earned directly from leasing the homes is recognized and measured on a straight-line basis over the lease term in accordance with IFRS 16, Leases (“IFRS 16”). Leases for single-family rental homes are generally for a term of one to two years.

Ancillary revenue is income the Company generates from providing services that are not primary rental revenue from a lease contract. Ancillary revenue includes pet fees, early termination fees and other service fees. Ancillary revenue is measured at the amount of consideration which the Company expects to receive in exchange for providing services to a resident. Ancillary revenue is included with revenue from single-family rental properties in the consolidated statements of comprehensive income.

In addition to revenue generated from the lease component, revenue from single-family rental properties includes a non-lease component earned from the residents, which is recognized under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). Non-lease revenue includes property management services, such as repairs and maintenance performed on the properties. These services represent a single performance obligation and revenue is recognized over time as the services are provided, regardless of when the payment is received. Revenue from rental properties is allocated to non-lease components using a cost-plus margin approach whereby the Company separates the operating costs that pertain to the services provided to the residents and applies a reasonable profit margin.

The Company has concluded that it is the principal in all of its revenue arrangements since it is the primary obligor in all of the revenue arrangements, it has pricing latitude and it is also exposed to credit risks.

Revenue from strategic capital services
The Company's vertically integrated management platform provides asset management, development management and property management services.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

The Company provides asset management services to joint venture partners and third-party investors for which it earns market-based fees in connection with its businesses in the U.S. and Canada. These contractual fees are typically up to 2% of committed or invested capital throughout the lives of the Investment Vehicles under management. The Company may also earn performance fees once targeted returns are achieved by an Investment Vehicle. The Company recognizes performance fees only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return. Revenue from performance fees is typically earned and recognized towards the end of the life of an Investment Vehicle.

The Company also earns development management and advisory service fees from third parties and/or related parties. Development management and advisory services are satisfied over time. Revenues are recognized based on the best estimate of the amounts earned for those services, which typically reflects contractual fees of 2-5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, as well as build-to-rent communities, and 4-5% of overall development costs of Canadian multi-family rental apartments. The Company includes variable consideration in the revenues only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Specifically for Johnson, consideration for these services is variable as it is dependent upon the occurrence of a future event that is the sale of the developed property. Revenue is typically recognized as the development of the property is completed, and control has been transferred to the respective buyer. These management fees earned in exchange for providing development management and advisory services are billed upon the sale of the property.

The Company earns property management fees, leasing fees, acquisition and disposition fees, and construction management fees through its rental operating platform. These management services are satisfied over time and revenues are recognized as services are provided in accordance with IFRS 15.

Income from equity-accounted investments in multi-family rental properties and Canadian residential developments

The Company recognizes income from equity-accounted investments in multi-family rental properties and Canadian residential developments under the equity method, as per IAS 28, Investments in Associates and Joint Ventures ("IAS 28"). The Company's equity-accounted investments in multi-family rental properties and Canadian residential developments are initially recognized at cost, and adjusted thereafter to recognize the Company's share of profit or loss of the investee in accordance with Tricon's accounting policies, which are discussed in Note 3 to the consolidated financial statements.

Income from investments in U.S. residential developments

The Company's investments in U.S. residential developments meet the definition of associates and are accounted for under the equity method per IAS 28; however, Tricon has elected to apply the exception in paragraph IAS 28.36A, which permits a non-investment company investor to elect to retain investment entity accounting for associates that themselves qualify as investment entities, where applicable.

Most of the Company's investments in U.S. residential developments are measured at fair value, and income from investments in U.S. residential developments is calculated based on its share of the changes in the fair value of the net assets of each of the Investment Vehicles in which it invests. The fair value of each Investment Vehicle’s net assets is determined by the waterfall distribution calculations specified in the relevant governing agreements. The inputs into the waterfall distribution calculations include the fair values of the land development and homebuilding projects and working capital held by the Investment Vehicles. The fair values of the land development and homebuilding projects are based on appraisals prepared by external third-party valuators or on internal valuations using comparable methodologies and assumptions.

7.2    Accounting estimates and policies

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Refer to the notes to the consolidated financial statements for details on critical accounting estimates.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

Transition to a rental housing company

In January 2020, the Company completed its previously announced transition to an owner and operator of diversified rental housing, resulting in the Company determining that it no longer meets the criteria for being an investment entity ("Investment Entity Accounting") under IFRS 10, Consolidated Financial Statements ("IFRS 10"). The exact timing of the transition from an investment entity to a rental housing company is highly judgmental and the Company concluded that this transition occurred in January 2020. As a result, effective January 1, 2020 (the “Transition Date”), the Company was required to apply the acquisition method of accounting as per IFRS 3, Business Combinations ("IFRS 3"), to all subsidiaries that were previously measured at fair value through profit or loss ("FVTPL").

Consequently, the Company began consolidating the financial results of controlled subsidiaries including those holding its investments in single-family rental homes and U.S. multi-family rental properties, resulting in the inclusion of these subsidiaries’ assets, liabilities and non-controlling interests on the balance sheet of the Company. Similarly, these subsidiaries' income and expenses have been reported on the Company’s consolidated statement of comprehensive income together with the non-controlling interests’ share of income.

Concurrently, the Company's investments in Canadian residential developments and U.S. residential developments are accounted for in one of two ways: (i) proportionate consolidation for joint operations for the period between January 1, 2020 and June 22, 2020, during which time the Company owned 50% and 25% interests in The James and The Shops of Summerhill, respectively; and (ii) equity accounting for associates and joint ventures, in accordance with IFRS 11, Joint Arrangements and IAS 28.

On March 31, 2021, the Company completed the syndication of its U.S. multi-family rental subsidiary, Tricon US Multi-Family REIT LLC, which resulted in a disposition of 80% of the Company's interest in that subsidiary.

On October 18, 2022, the Company sold its remaining 20% equity interest in Tricon US Multi-Family REIT LLC. Accordingly, the Company reclassified the current- and prior-year results and cash flows of the U.S. multi-family rental investment as discontinued operations separate from the Company's continued operations in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations ("IFRS 5") (see Note 5 of the consolidated financial statements).

The accounting impact of the Company's businesses and their presentation in the Company's consolidated financial statements are summarized in the table below.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

	ACCOUNTING		PRESENTATION
Business segment	Accounting assessment	Accounting methodology	Presentation in Balance Sheet	Presentation in Statement of Income	Presentation of Non-controlling interest
Single-Family Rental
Tricon wholly-owned	Controlled subsidiary	Consolidation	Rental properties	Revenue from single-family rental properties	N/A
SFR JV-1	Controlled subsidiary	Consolidation			Limited partners' interests (Component of liabilities)
SFR JV-HD	Controlled subsidiary	Consolidation
SFR JV-2	Controlled subsidiary	Consolidation

Multi-Family Rental
U.S. multi-family(1)	Divested in October 2022	Equity method	Divested in October 2022	Income from discontinued operations	N/A
Canadian multi-family: 592 Sherbourne LP (The Selby)	Investments in associate	Equity method	Equity-accounted investments in multi-family rental properties	Income from equity-accounted investments in multi-family rental properties	N/A
Canadian multi-family: 57 Spadina LP (The Taylor)(2)	Investments in associate	Equity method	Income from equity-accounted investments in Canadian residential developments from January 1, 2023 to September 30, 2023

				Income from equity-accounted investments in multi-family rental properties from October 1, 2023 to December 31, 2023	N/A

Canadian residential developments
Summerhill Shops LP (The Shops of Summerhill)	Controlled subsidiary	Consolidation	Canadian development properties	Other income	N/A
Scrivener Square LP (The James)					N/A

WDL 8 LP (Maple House)	Joint venture	Equity method	Equity-accounted investments in Canadian residential developments	Income from equity-accounted investments in Canadian residential developments	N/A
WDL 20 LP (Oak House)	Joint venture	Equity method			N/A
WDL 3/4/7 LP (Cherry House)	Joint venture	Equity method			N/A
DKT B10 LP (Birch House)	Joint venture	Equity method			N/A
6-8 Gloucester LP (The Ivy)	Joint venture	Equity method			N/A
Queen Ontario LP (ROQ City)	Joint venture	Equity method			N/A
Symington LP (The Spoke)	Joint venture	Equity method			N/A
KT Housing Now Six Points LP(3)	Joint venture	Equity method			N/A

U.S. residential developments
THPAS Holdings JV-1 LLC	Investments in associates	Equity method	Investments in U.S. residential developments	Income from investments in U.S. residential developments	N/A
THPAS Development JV-2 LLC	Investments in associates	Equity method			N/A
For-sale housing	Investments in associates	Equity method			N/A

Strategic capital(4)
Private funds GP entities	Controlled subsidiary	Consolidation	Consolidated	Revenue from strategic capital services	N/A
Johnson development management	Controlled subsidiary	Consolidation	Consolidated		Component of equity

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

(1) On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in the U.S. multi-family rental portfolio (Note 5 of the consolidated financial statements).
(2) As at September 30, 2023, 57 Spadina LP (The Taylor) achieved stabilization. In the fourth quarter of 2023, being the first full quarter after stabilization, it was reclassified from the Canadian residential developments segment to the multi-family rental segment.
(3) On June 23, 2023, the Company entered into a new joint venture investment, KT Housing Now Six Points LP, with its partner, Kilmer Group.
(4) Strategic Capital was previously reported as Private Funds and Advisory.

Significant estimates

Income taxes

The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. Significant estimates are required in determining the Company’s consolidated income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current tax and deferred tax provisions. Furthermore, deferred income tax balances are recorded using enacted or substantively enacted future income tax rates. Changes in enacted income tax rates are not within the control of management. However, any such changes in income tax rates may result in actual income tax amounts that may differ significantly from estimates recorded in deferred tax balances.

Valuation of rental properties

The fair values of single-family rental properties are typically determined using a combination of internal and external processes and valuation techniques according to the valuation policy as set out in Note 6 of the consolidated financial statements. The valuation inputs are considered Level 3 as judgment is used in determining the weight to apply to inputs based on recent comparable-sales data information and whether adjustments are needed to account for unique characteristics of the assets. A change to these inputs could significantly alter the fair values of the rental properties.

Fair value of investments

The fair values of the Company’s investments in U.S. residential development associates and investments in Canadian development properties are determined using the valuation methodologies described in Notes 9 and 10 of the consolidated financial statements. By their nature, these valuation techniques require the use of assumptions that are mainly based on market conditions existing at the end of each reporting period. Changes in the underlying assumptions could materially impact the determination of the fair value of a financial instrument. Imprecision in determining fair value using valuation techniques may affect the investment income recognized in a particular period.

Fair value of incentive plans and participation arrangements

Management is required to make certain assumptions and to estimate future financial performance in order to estimate the fair value of incentive plans and performance fees participation arrangements at each consolidated balance sheet date. The LTIP and the performance fees liability require management to estimate the net asset value of each Investment Vehicle and the corresponding changes in unrealized carried interests, which are updated on a quarterly basis. Changes in the underlying assumptions used to calculate the net asset value of each Investment Vehicle could materially impact the determination of the LTIP and the performance fees liability. Significant estimates and assumptions relating to such incentive plans and participation arrangements are disclosed in Notes 3, 31 and 32 of the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

Significant judgments

Acquisition of rental properties

The Company’s accounting policies relating to rental properties are described in Note 3 of the consolidated financial statements. In applying these policies, judgment is exercised in determining whether certain costs are additions to the carrying amount of a rental property and whether properties acquired are considered to be asset acquisitions or business combinations. Should the purchase meet the criteria of a business combination, then transaction costs such as appraisal and legal fees are expensed immediately and included in the consolidated statements of comprehensive income. If the purchase is an asset acquisition, transaction costs form part of the purchase price and earnings are not immediately affected.

Basis of consolidation

The consolidated financial statements of the Company include the accounts of Tricon and its wholly-owned subsidiaries, as well as entities over which the Company exercises control on a basis other than majority ownership of voting interests within the scope of IFRS 10. Judgment is applied in determining if an entity meets the criteria of control as defined in the accounting standard.

Investments in joint ventures and joint arrangements

The Company makes judgments in determining the appropriate accounting for investments in other entities. These judgments include determining the significant relevant activities and assessing the level of influence Tricon has over the activities through contractual arrangements. In addition, the Company also determines whether Tricon's rights and obligations are directly related to the assets and liabilities of the arrangement or to the net assets of the joint arrangement.

7.3    Controls and procedures

Internal controls and procedures

Management (defined as the CEO and CFO of the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 as required by National Instrument 52-109 issued by the Canadian Securities Administrators and rules 13a-15 and 15d-15 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their attestation report which appears in the Company’s consolidated financial statements.

During the first quarter of 2023, the Company completed the initial phase of its new enterprise resource planning (“ERP”) implementation and migrated its general ledger onto the new system. In connection with this implementation, the Company modified the design and documentation of its internal control processes and procedures relating to the new system. There were no other changes to policies, procedures and processes that comprise the system of internal controls over financial reporting that may have negatively affected, or are reasonably likely to materially negatively affect, the Company's internal controls over financial reporting. Such controls and procedures are subject to continuous review and changes to such controls and procedures may require management resources and systems in the future. During the year, the Company continued to maintain policies and procedures designed to ensure its compliance with the Sarbanes-Oxley Act, including with the requirements pursuant to Section 404 of the Sarbanes-Oxley Act to furnish a report by our management on our internal control over financial reporting (“ICFR”), which must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to the Company's management, including its CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure.

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective.

Limitations on internal controls and disclosure controls

Management does not expect that the disclosure controls or internal controls over financial reporting of the Company will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect that there are resource constraints, and the benefits of controls must be considered relative to their costs. Inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

7.4    Transactions with related parties

Senior management of the Company own units, directly or indirectly, in certain legacy Investment Vehicles, as well as common shares of the Company. Refer to Note 34 in the Company's consolidated financial statements for further details concerning the Company’s transactions with related parties.

7.5    Dividends

The Company intends that during the pendency of the Go-Private Transaction its regular quarterly dividend will not be declared and it has agreed that the DRIP will be suspended. If the Arrangement Agreement is terminated, the Company intends to resume declaring and paying regular quarterly dividends on the common shares and to reinstate its dividend reinvestment plan (see Section 3.3).

7.6    Compensation incentive plans

The Company’s annual compensation incentive plans include an annual incentive plan (“AIP”) and a long-term incentive plan (“LTIP”).

Annual Incentive Plan (“AIP”)

The Company’s AIP provides for an aggregate bonus pool based on the sum of all employees’ individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

an adjustment factor, as approved by the Board, of between 50% and 150%, based on the achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards will be made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual’s role within the Company. Equity-based AIP awards are granted in a combination of deferred share units ("DSUs"), performance share units ("PSUs"), stock options and restricted shares, pursuant to the Company's Deferred Share Unit Plan ("DSUP"), Performance Share Unit Plan ("PSUP"), stock option plan and Restricted Share Plan, respectively.

Upon the announcement of the Arrangement Agreement, specific adjustments have been made to the measurement of equity-based awards to account for accelerated vesting. See Note 31 to the consolidated financial statements for details.

Long-term incentive plan (“LTIP”)

LTIP expense is generated from two sources: (i) 50% of the Company’s share of performance fees or carried interest from certain Investment Vehicles, paid in cash when received; and (ii) 15% of the income from THP1 US (a U.S. residential development Investment Vehicle), also payable in cash pursuant to amendments to the LTIP made in 2022. Amounts under the LTIP are allocated among employees in accordance with the plan.

For the LTIP generated from the Company’s share of performance fees or carried interest from certain Investment Vehicles, the Company estimates the LTIP liability by determining the performance fees at each reporting date based on the estimated fair value of the underlying investments. Changes in the LTIP liability are recognized in the consolidated statements of comprehensive income.

Complete details concerning the Company’s compensation plans are set out in the Company’s most recent Management Information Circular, available under Tricon's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, and on the Company’s website at www.triconresidential.com.

7.7    Risk definition and management

There are certain risks inherent in the Company’s activities and those of its investees, including the ones described below, which may impact the Company’s financial and operating performance, the value of its investments and the value of its securities. The Annual Information Form contains a more detailed summary of risk factors pertaining to the Company and its business under the heading “Risk Factors”, which section is hereby incorporated herein by reference. The disclosures in this MD&A are subject to the risk factors outlined in the Annual Information Form. Other risks and uncertainties that the Company does not presently consider to be material, or of which the Company is not presently aware, may become important factors that affect the Company’s future financial condition and results of operations. The occurrence of any of the risks discussed herein or in the Annual Information Form could materially and adversely affect the business, prospects, financial condition, results of operations, cash flow or the ability of the Company to make dividends or the value of its shares.

Indebtedness and rising interest rates

The degree to which the Company is leveraged could have important consequences to the Company, including: (i) the Company’s future ability to obtain additional financing for working capital, capital expenditures or other purposes may be limited; (ii) the Company may be unable to refinance indebtedness on terms acceptable to the Company or at all; (iii) a significant portion of the Company’s cash flow could be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends on its Common Shares and increasing the risk of default on the Company’s debt obligations; (iv) the Company may be negatively impacted by rising interest rates; and (v) the Company may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures.

In addition to the potential consequences noted above, rising interest rates may impact the Company’s ability to finance its future growth and cause the Company to slow its property acquisition pace which itself could impact its

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

ability to earn rent and fee revenue, raise future investment vehicles, or optimize its portfolio, all of which could negatively impact its financial condition and performance.

Moreover, rising interest rates, decreased availability of mortgage financing or of certain mortgage programs, higher down payment requirements or increased monthly mortgage costs may increase the cost of capital for the Company and may lead to reduced demand for new home sales and resales and mortgage loans, which could negatively impact our financial condition and performance.

The Company manages interest rate risk by structuring its financings to stagger the maturities of its debt, thereby mitigating the exposure to interest rate and other credit rate fluctuations. However, there can be no assurance that the Company will be able to continue to stagger and fix its debt in the future at favorable terms or at all.

Inflation

In an attempt to combat recent inflation through cooling demand, the Bank of Canada and the Federal Reserve have tightened monetary policy through fiscal 2023 by increasing the overnight lending rate. Although the Bank of Canada has held interest rates steady since July 2023, in a rising interest rate environment, the cost of acquiring, financing, developing, expanding and renovating investment properties also increases, and together with upward pressure on capitalization rates and decreased investment property demand, the Company’s investment property values may decline as a result.

Inflation in Canada and the U.S. is currently at historically high levels. The rate of inflation impacts the general economic and business environment in which the Company operates. Recent inflationary pressures experienced domestically and globally, external supply constraints, tight labor markets and strong demand for goods and resources, together with the imposition by governments of higher interest rates or wage and price controls as a means of curbing inflationary increases, will put pressure on the Company’s development, financing, operation and labor costs and could negatively impact levels of demand for real property. Accordingly, continued inflationary pressures and the resulting economic impacts may adversely affect our financial condition and results of operations. If inflation at elevated levels persists and interest rates continue to climb, an economic contraction is possible. Higher inflation and the prospect of moderated growth also negatively impact the debt and equity markets in which the Company seeks capital, and in turn might impact our ability to obtain capital in the future on favorable terms, or at all. While the Company’s portfolio and market position, as well as its stable resident base, provide the Company flexibility to navigate volatile economic conditions, there can be no assurances regarding the impact of a significant economic contraction on the business, operations, and financial performance of the Company.

Liquidity risk

Residential real estate assets generally cannot be sold quickly, particularly if local market conditions are poor. As a result, the Company may not be able to acquire or sell assets promptly in response to economic or other conditions. This inability to promptly reallocate capital or exit the market in a timely manner could adversely affect the Company’s financial condition and performance. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we invest. These restrictions could reduce our ability to respond to changes in the performance of our portfolios and could adversely affect our financial condition and performance. Additionally, legislation and other regulatory developments, including the Prohibition on the Purchase of Residential Property by Non-Canadians Act, could limit potential purchasers of Tricon’s properties, further reducing the liquidity of the real estate market.

Guarantees of project debt

The Company may agree to provide financial assistance to the subsidiary entities through which it carries on its activities. Such financial assistance may include the provision of payment guarantees to a project entity’s lenders of acquisition financing, construction debt or long-term financing, and the provision of construction completion guarantees. Such guarantees may be joint or several with other partners in a particular investment. The Company’s and its partners’ guarantees of project-level obligations may not be in proportion to their respective investments in the project entity. The provision of such guarantees may reduce the Company’s capacity to borrow funds under its separate credit facilities, which may affect its ability to finance its operations. If such guarantees are called upon for payment or performance, they may have a negative impact on the Company’s cash position and financial

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

performance. If the Company provides a joint guarantee with an investment partner, a default by the partner in its payment or performance obligation under the guarantee could cause the Company to pay a disproportionate amount in satisfaction of the guarantee, which may have a negative impact on the Company’s cash position and financial performance.

Operational and credit risks

On a strategic and selective basis, we, alongside our for-sale housing investment vehicles, provide financing to develop properties. The residential real estate development business involves significant risks that could adversely affect performance, including the following: (i) the developer may not be able to complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in selling the properties; (ii) the developer may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations for the properties; (iii) the developer may not be able to sell properties on favorable terms or at all; (iv) construction costs, total investment amounts and the Company's or investment vehicle’s share of remaining funding may exceed our estimates; and (v) projects may not be completed and delivered as planned.

Our for-sale housing investments are made through the financing of local developers, including Johnson, and, consequently, we rely to a great extent on those developers to successfully manage their development projects. Furthermore, given the Company’s majority interest in Johnson, we rely on Johnson’s ability to execute on portions of our for-sale housing business strategy. Investments in partnerships, joint ventures or other entities may involve risks not present were a third party not involved, including the possibility that the development partners might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, the development partners might at any time have economic or other business interests or goals that are inconsistent with our business interests or goals. In addition, we do not have sole control of certain important decisions relating to these development properties, including decisions relating to: the sale of the development properties; refinancing; timing and amount of distributions of cash from such development properties; and capital improvements. Any of these factors could negatively impact the value of our investments and our financial condition and performance.

Capital commitment

The third-party investors in Tricon’s investment vehicles comprise a relatively small group of reputable, primarily institutional, investors. To date, each of these investors has met its commitments on called capital and we have received no indications that any investor will be unable to meet its capital commitments in the future. While our experience with our investors suggests that commitments will be honored, and notwithstanding the adverse consequences to a defaulting investor under the terms of the applicable investment vehicle, no assurances can be given that an investor will meet its entire commitment over the life of an investment vehicle. A failure by one or more investors to satisfy a drawdown request could impair an investment vehicle’s ability to fully finance its investment, which could have a material adverse effect on the performance and value of that investment, which in turn could negatively impact the Company’s financial condition and performance.

8.    Historical financial information

The following tables show selected IFRS measures for the past eight quarters. The comparative period results have been recast in conformity with the current period presentation to show the results from the U.S. multi-family rental subsidiary as discontinued operations separate from the Company's continuing operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

For the three months ended
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023

Financial statement results
Net operating income from single-family rental properties from continuing operations	$139,251	$135,273	$132,455	$126,402
Total revenue from continuing operations(1)	226,407	211,531	208,207	203,630
Net (loss) income from continuing operations	(35,470)	81,125	46,768	29,401
Net income from discontinued operations	—	—	—	—
Net (loss) income	(35,470)	81,125	46,768	29,401
Basic (loss) earnings per share from continuing operations	(0.14)	0.29	0.17	0.10
Basic earnings per share from discontinued operations	—	—	—	—
Basic (loss) earnings per share	(0.14)	0.29	0.17	0.10
Diluted (loss) earnings per share from continuing operations	(0.14)	0.18	0.16	0.08
Diluted earnings per share from discontinued operations	—	—	—	—
Diluted (loss) earnings per share	(0.14)	0.18	0.16	0.08

For the three months ended
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022

Financial statement results
Net operating income from single-family rental properties from continuing operations	$122,522	$116,305	$104,396	$93,273
Total revenue from continuing operations(1)	195,713	283,239	175,522	151,199
Net income from continuing operations	55,883	178,786	405,604	150,124
Net income (loss) from discontinued operations	1,829	(2,335)	11,256	13,333
Net income	57,712	176,451	416,860	163,457
Basic earnings per share from continuing operations	0.19	0.65	1.47	0.54
Basic earnings (loss) per share from discontinued operations	0.01	(0.01)	0.04	0.05
Basic earnings per share	0.20	0.64	1.51	0.59
Diluted earnings per share from continuing operations	0.11	0.49	0.82	0.54
Diluted earnings (loss) per share from discontinued operations	0.01	(0.01)	0.03	0.05
Diluted earnings per share	0.12	0.48	0.85	0.59
(1) Total revenue from continuing operations includes revenue from single-family rental properties and revenue from strategic capital services.

Over the past two years, the Company’s single-family rental business benefited from a number of trends that have been accelerated by the COVID-19 pandemic, including in-migration and strong population growth in U.S. Sun Belt markets, favorable demographic shifts driving new household formation, as well as a shift towards work-from-home employment with families prioritizing larger living spaces. Meanwhile, the supply of new housing was constrained by ongoing challenges related to securing entitlements for new lots and by a shortage of labor and materials, including pandemic-related supply chain bottlenecks. This imbalance, coupled with inflationary cost pressures and higher mortgage rates, has made home ownership less attainable and increased demand for rental homes.

Notwithstanding the foregoing, beginning in late 2022, Company performance began to be impacted by macroeconomic factors such as rising interest rates and general inflation, as well as overall uncertainty in financial markets and moderating rent growth. Some of these factors also led the Company to slow its SFR home acquisition pace, in order to preserve capital for more attractive opportunities in the future, which slowing also had an impact on performance.

The following tables show selected IFRS measures for the past three years.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

For the twelve months ended
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	December 31, 2023	December 31, 2022	December 31, 2021(2)

Financial statement results
Total revenue	$849,775	$805,673	$496,608
Net income	121,824	814,480	449,527
Basic earnings per share	0.42	2.95	2.03
Diluted earnings per share	0.41	2.09	2.00
Dividends per share (1)	$0.23	$0.23	$0.23
(1) Prior to November 8, 2021, dividends were issued and paid in Canadian dollars. Dividends paid in Canadian dollars were translated to U.S. dollars using the daily exchange rate on the date of record.
(2) Total revenue for the twelve months ended 2021 has been reclassified to conform with the current period presentation. Resident recoveries, which were previously recorded as a reduction in direct operating expenses, have been reclassified to other revenue from single-family rental properties.

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022	December 31, 2021

Total assets	$13,248,425	$12,450,946	$9,148,617
Debt	5,778,000	5,728,184	3,917,433

The following factors have caused material changes to the Company's financial results over the past three years:

•Tricon's single-family rental portfolio grew by 63% from 22,766 homes as at December 31, 2020 to 37,183 homes as at December 31, 2023. The fair value of the single-family rental portfolio grew by 144% from $5.0 billion as at December 31, 2020 to $12.2 billion as at December 31, 2023.

•On March 31, 2021, the Company sold an 80% interest in its U.S. multi-family rental portfolio to two institutional investors for net cash consideration of $431.6 million, and recognized its remaining 20% interest at fair value on the transaction date and proceeded to account for it as an equity-accounted investment. As a result, the Company recognized a loss of $84.4 million for the three months ended March 31, 2021, which includes $79.1 million related to derecognition of goodwill related to the portfolio. In accordance with IFRS 5, the Company reclassified the current- and prior-period results and cash flows of the U.S. multi-family portfolio as discontinued operations separate from the Company's continuing operations.

•On May 10, 2021, the Company announced a new joint venture ("SFR JV-HD") with two leading institutional investors to acquire newly built single-family rental homes from national and regional homebuilders. The joint venture has committed capital of up to $450 million, for a total purchasing potential of up to $1.5 billion including associated leverage. On July 19, 2021, the Company announced another new joint venture ("SFR JV-2") with three institutional investors to acquire existing single-family rental homes targeting the middle-market demographic in the U.S. Sun Belt. The joint venture has committed capital of up to $1.55 billion, for a total purchasing potential of up to $5 billion including associated leverage. Since the launch of the joint ventures, the Company's single-family rental portfolio has grown by approximately 12,670 homes or $4.5 billion in value.

•On October 7, 2021, the Company’s common shares were listed for trading on the NYSE. On October 12, 2021, the Company closed a public offering and concurrent private placement of common shares resulting in a total issuance of 46,248,746 common shares for aggregate gross proceeds of $570.3 million, or net proceeds of $547.6 million.

•On October 18, 2022, the Company sold its remaining 20% equity interest in the U.S. multi-family rental portfolio to a vertically integrated residential real estate investment and property management company. The gross proceeds received of $319.3 million included $99.9 million of performance fees and, after satisfying associated liabilities, were utilized to repay outstanding debt on Tricon's corporate credit facility, and to repurchase common shares under the normal course issuer bid announced on October 13, 2022. In accordance with IFRS 5, the Company reclassified the current- and prior-period results and cash flows of the U.S. multi-family portfolio as discontinued operations separate from the Company's continuing operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

Appendix A - Reconciliations

Management considers NOI, NOI margin, Core FFO, Core FFO per share, AFFO and AFFO per share to be key measures of the Company's operating performance (see Section 6 for definitions and page 1 for discussion of non-IFRS measures).

RECONCILIATION OF NET INCOME TO FFO, CORE FFO AND AFFO

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Net (loss) income from continuing operations attributable to Tricon's shareholders	$(38,260)	$53,339	$(91,599)	$114,190	$773,835	$(659,645)

Fair value gain on rental properties	(2,029)	(56,414)	54,385	(210,936)	(858,987)	648,051
Fair value loss on Canadian development properties	—	—	—	—	440	(440)
Unrealized loss (gain) on derivative financial instruments	28,183	(25,818)	54,001	20,085	(184,809)	204,894
Limited partners' share of FFO adjustments	17,527	49,834	(32,307)	113,482	283,338	(169,856)
FFO attributable to Tricon's shareholders	$5,421	$20,941	$(15,520)	$36,821	$13,817	$23,004

Core FFO from U.S. and Canadian multi-family rental	386	868	(482)	970	8,173	(7,203)
Income from equity-accounted investments in multi-family rental properties	(4,768)	(1,051)	(3,717)	(5,297)	(1,550)	(3,747)
Income from equity-accounted investments in Canadian residential developments	(1,614)	(7,690)	6,076	(4,348)	(11,198)	6,850
Performance fees revenue from the sale of U.S. multi-family rental portfolio	—	99,866	(99,866)	—	—	—
Current income tax adjustment	(1,077)	—	(1,077)	(448)	—	(448)
Deferred income tax expense	1,969	5,601	(3,632)	25,899	189,179	(163,280)
Current tax impact on sale of U.S. multi-family rental portfolio	—	—	—	—	(29,835)	29,835
Interest on Due to Affiliate	4,245	4,245	—	16,981	17,022	(41)
Amortization of deferred financing costs, discounts and lease obligations	6,638	5,581	1,057	24,481	19,284	5,197
Performance fees payments associated with U.S. multi-family rental divestiture	—	(49,577)	49,577	—	(49,577)	49,577
Equity-based, non-cash and one-time compensation(1)	8,832	8,383	449	20,851	54,716	(33,865)
Other adjustments(2)	25,619	9,674	15,945	56,687	27,257	29,430
Core FFO attributable to Tricon's shareholders	$45,651	$96,841	$(51,190)	$172,597	$237,288	$(64,691)

Recurring capital expenditures(3)	(7,492)	(8,147)	655	(33,487)	(39,024)	5,537
AFFO attributable to Tricon's shareholders	$38,159	$88,694	$(50,535)	$139,110	$198,264	$(59,154)

Core FFO payout ratio(4)	35%	16%	19%	37%	27%	10%
AFFO payout ratio(4)	42%	18%	24%	46%	32%	14%

Weighted average shares outstanding - diluted	310,408,201	311,222,080	(813,879)	310,287,917	311,100,493	(812,576)
(1) Includes non-cash performance fees expense. Performance fees expense is accrued based on changes in the unrealized carried interest liability of the underlying Investment Vehicles and hence is added back to Core FFO as a non-cash expense. Performance fees are paid and deducted in arriving at Core FFO only when the associated fee revenue has been realized.
(2) Includes the following adjustments:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Transaction costs(5)	$3,459	$7,178	$(3,719)	$16,632	$18,537	$(1,905)
(Gain) loss on debt modification and extinguishment	—	—	—	(1,326)	6,816	(8,142)
Amortization and depreciation expense	4,525	4,764	(239)	17,306	15,608	1,698
Realized and unrealized foreign exchange loss(6)	13,778	(33)	13,811	13,206	(1,311)	14,517
Lease payments on right-of-use assets	(1,640)	(1,130)	(510)	(5,848)	(3,065)	(2,783)
Core FFO adjustments to income from investments in U.S. residential developments	—	441	(441)	—	(43)	43
Other Core FFO adjustments(7)	6,386	—	6,386	20,361	—	20,361
Limited partners' share of Core FFO adjustments	(889)	(1,546)	657	(3,644)	(9,285)	5,641
Total other adjustments	$25,619	$9,674	$15,945	$56,687	$27,257	$29,430
(3) Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Capital expenditures related to renovations or value-enhancement are excluded from recurring capital expenditures.
(4) Core FFO and AFFO payout ratios are computed by dividing dividends declared for the period by Core FFO and AFFO, respectively.
(5) For the three and twelve months ended December 31, 2023, transaction costs included professional fees and other expenses related to formation and marketing of new Joint Ventures expected to be launched in the near term, as well as transaction costs related to disposition of non-core homes.
(6) This figure includes non-controlling interest's share of amortization and depreciation. The comparative period has been reclassified to conform with the current period presentation.
(7) For the three and twelve months ended December 31, 2023, adjustments included professional fees related to enterprise resource planning ("ERP") system implementation and consulting, SOX-related system implementation and consulting, costs incurred to process COVID-related backlogs as well as other non-cash adjustments. These expenses are one-time in nature and are expected to normalize in the coming months.

RECONCILIATION OF RECURRING SINGLE-FAMILY RENTAL PROPORTIONATE CAPITAL EXPENDITURES
TO CONSOLIDATED PORTFOLIO CAPITAL EXPENDITURES BY PERIOD

(in thousands of U.S. dollars)		Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Recurring capital expenditures, proportionate total portfolio	(A)	$7,476	$8,577	$8,275	$9,093	$8,037	$10,750	$9,788	8,796
Renovation, value-enhancing and disposition capital expenditures, proportionate total portfolio		26,212	34,096	23,415	18,291	30,295	40,868	33,941	28,475
Total capital expenditures, proportionate total portfolio		$33,688	$42,673	$31,690	$27,384	$38,332	$51,618	$43,729	$37,271
Limited partners' share of capital expenditures(1)		2,675	7,926	11,831	19,157	29,741	48,990	34,782	41,997
Total capital expenditures by period		$36,363	$50,599	$43,521	$46,541	$68,073	$100,608	$78,511	$79,268
(1) Represents the limited partners' interest of the capital expenditures in SFR JV-1, SFR JV-2 and SFR JV-HD.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL PORTFOLIO RECURRING CAPITAL EXPENDITURES TO RECURRING CAPITAL EXPENDITURES IN AFFO

(in thousands of U.S. dollars)		Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Recurring capital expenditures, single-family rental proportionate total portfolio	(A)	$7,476	$8,577	$8,275	$9,093	$8,037	$10,750	$9,788	8,796
Recurring capital expenditures from adjacent residential businesses		16	17	18	15	110	471	491	581
Recurring capital expenditures in AFFO		$7,492	$8,594	$8,293	$9,108	$8,147	$11,221	$10,279	$9,377

RECONCILIATION OF QUARTERLY CONSOLIDATED CAPITAL EXPENDITURES TO CONSOLIDATED SINGLE FAMILY RENTAL PROPERTIES

(in thousands of U.S. dollars)	December 31, 2023	December 31, 2022

Opening balance	$11,445,659	$7,978,396
Acquisitions	554,206	2,362,185
Total capital expenditures by period
Q1	46,541	79,268
Q2	43,521	78,511
Q3	50,599	100,608
Q4	36,363	68,073
Total capital expenditures	177,024	326,460

Fair value adjustments	210,936	858,987
Dispositions	(197,033)	(80,369)
Single-family rental properties balance per financial statements, end of year	$12,190,792	$11,445,659

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL AND SAME HOME NOI

For the periods ended December 31	Three months		Twelve months
(in thousands of U.S. dollars)	2023	2022	2023	2022

Net operating income (NOI), proportionate same home portfolio	$56,670	$53,382	$219,872	$206,991
Net operating income (NOI), proportionate non-same home	23,630	20,362	89,666	68,552
Net operating income (NOI), proportionate total portfolio	80,300	73,744	309,538	275,543
Limited partners' share of NOI(1)	58,951	48,778	223,843	160,953
Net operating income from single-family rental properties per financial statements	$139,251	$122,522	$533,381	$436,496
(1) Represents the limited partners' interest in the NOI from SFR JV-1, SFR JV-2 and SFR JV-HD.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

RECONCILIATION OF CANADIAN MULTI-FAMILY RENTAL TOTAL AND SAME PROPERTY NOI

For the periods ended December 31	Three months		Twelve months
(in thousands of U.S. dollars)	2023	2022	2023	2022

Net operating income (NOI), proportionate same property	$363	$306	$1,267	$1,195
Net operating income (NOI), proportionate non-same property	320	—	320	—
Net operating income (NOI), proportionate total portfolio	$683	$306	$1,587	$1,195
Other expenses, proportionate portfolio	(669)	(130)	(1,044)	(520)
Fair value gain on multi-family rental property, proportionate portfolio	4,754	875	4,754	875
Income from equity-accounted investments in Canadian multi-family rental properties per financial statements	$4,768	$1,051	$5,297	$1,550

RECONCILIATION OF PROPORTIONATE GENERAL AND ADMINISTRATION EXPENSE IN CORE FFO

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Proportionate general and administration expense in Core FFO	$12,483	$13,219	$(736)	$50,203	$48,008	$2,195
Other Core FFO adjustments(1)	6,386	—	6,386	20,361	—	20,361
Cash lease payments	(1,640)	(1,130)	(510)	(5,848)	(3,065)	(2,783)
Proportionate general and administration expense	17,229	12,089	5,140	64,716	44,943	19,773
Limited partner's share of general and administration expense	9,648	6,074	3,574	21,786	14,048	7,738
General and administration expense per financial statements	$26,877	$18,163	$8,714	$86,502	$58,991	$27,511
(1) For the three and twelve months ended December 31, 2023, adjustments included professional fees related to enterprise resource planning ("ERP") system implementation and consulting, SOX-related system implementation and consulting, costs incurred to process COVID-related backlogs as well as other non-cash adjustments. These expenses are one-time in nature and are expected to normalize in the coming months.

TOTAL ASSETS UNDER MANAGEMENT

	December 31, 2023		December 31, 2022
(in thousands of U.S. dollars)	Balance	% of total AUM	Balance	% of total AUM

Third-party AUM	$8,186,312	50.1%	$8,120,344	50.7%
Principal AUM	8,160,357	49.9%	7,882,908	49.3%
Total AUM	$16,346,669	100.0%	$16,003,252	100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2023

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7
T 416-925-7228 www.triconresidential.com

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